B2GOLD CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the quarter ended June 30, 2019
(All tabular amounts are expressed in thousands of United States dollars, unless otherwise stated)

This Management’s Discussion and Analysis (“MD&A”) has been prepared as at August 6, 2019 and contains certain “forward-looking statements” under Canadian and United States securities laws. All statements, other than statements of historical fact, included herein, including without limitation statements regarding potential mineralization, exploration results and future plans and objectives of B2Gold Corp. (the “Company” or “B2Gold”), are forward-looking statements that involve various risks, uncertainties and assumptions. See the “Caution on Forward-Looking Information” section. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements, as a result of a number of factors, including those set out in “Risks and Uncertainties.”
The following discussion of the operating results and financial position of the Company should be read in conjunction with the unaudited condensed interim consolidated financial statements and the notes thereto of the Company for the three and six months ended June 30, 2019 which have been prepared in accordance with International Accounting Standard 34 - Interim Financial Reporting of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and the audited consolidated financial statements and the notes thereto of the Company for the year ended December 31, 2018. All amounts are expressed in United States dollars, unless otherwise stated. All production results and the Company's guidance presented in this MD&A reflect total production at the mines the Company operates on a 100% basis.
Additional information related to B2Gold Corp., including the Annual Information Form, is available on SEDAR at www.sedar.com.

OVERVIEW
B2Gold Corp. is a Vancouver-based gold producer with five operating mines (one in Mali, one in the Philippines, one in Namibia and two in Nicaragua). In addition, the Company has a portfolio of other evaluation and exploration projects in Mali, Burkina Faso, Colombia, Nicaragua, Namibia and Finland. The Company operates the Fekola Mine in Mali, the Masbate Mine in the Philippines, the Otjikoto Mine in Namibia and La Libertad and El Limon mines in Nicaragua. The Company also has an 81% interest in the Kiaka Project in Burkina Faso and a 49% interest in the Gramalote Project in Colombia.
Basis of Presentation - Nicaraguan Assets - Discontinued Operations
On July 2, 2019 (see news release dated 7/2/2019), B2Gold and Calibre Mining Corp. ("Calibre") announced that they had entered into a letter of intent for B2Gold to restructure its interests in, and for Calibre to acquire, the producing El Limon and La Libertad Gold Mines, the Pavon Gold Project and additional mineral concessions in Nicaragua (collectively, the "Nicaraguan Assets") held by B2Gold for aggregate consideration of US$100 million (the "Purchase Price"), which Purchase Price will be paid with a combination of cash, common shares and a convertible debenture (the "Transaction"). Following the completion of the Transaction, B2Gold will own an approximate 31% direct equity interest in Calibre. B2Gold's ongoing commitment to continuing involvement with the Nicaraguan operations will be secured by its significant equity interest in Calibre, its right to appoint one director to the Board of Calibre and its participation in an Advisory Board to the main Board of Calibre. The closing of this transaction will be subject to certain conditions including majority of minority shareholder approval, the successful negotiation and execution of a definitive agreement by B2Gold and Calibre, the closing of the concurrent private placement by Calibre (for gross proceeds of up to CDN$100 million) and satisfactory due diligence by Calibre. The Company expects the sale to be completed early in the fourth quarter of 2019.

B2Gold has accounted for the Nicaraguan Assets as held for sale as at June 30, 2019 and as discontinued operations for the three and six months ended June 30, 2019 and 2018 for financial reporting purposes in accordance with IFRS 5 Non-current assets held for sale and discontinued operations. The results of the Nicaraguan Assets have been presented as discontinued operations for all periods in the Condensed Interim Consolidated Statement of Operations and the Condensed Interim Consolidated Statements of Cash Flows.
Summary

Consolidated gold revenue (excluding discontinued operations) in the second quarter of 2019 was $267 million on sales of 203,700 ounces at an average price of $1,312 per ounce compared to $242 million on sales of 188,029 ounces at an average price of $1,289 per ounce in the second quarter of 2018. The $25 million (or 10%) increase in gold revenue was attributable to an 8% increase in the gold ounces sold and a 2% increase in the average realized gold price. For accounting purposes, gold revenues earned from El Limon and La Libertad mines are excluded from consolidated gold revenue and are included in the "Loss from discontinued operations" line in the Condensed Interim Consolidated Statement of Operations. Gold revenue from discontinued operations in the second quarter of 2019 was $43 million which was consistent with the second quarter of 2018. When gold sales from El Limon and La Libertad mines are included for the second quarter of 2019, consolidated gold revenue (Non-IFRS Measure) was $310 million (including $43 million from El Limon and La Libertad mines) on sales of 236,282 ounces (including 32,582 ounces from El Limon and La Libertad mines) at an average realized price of $1,313 per ounce. Consolidated gold revenue (excluding discontinued operations) in the first half of 2019 was $531 million on sales of 407,100 ounces at an average price of $1,305 per ounce compared to $540 million on sales of 413,458 ounces at an average price of $1,307 per ounce in the first half of 2018. The $9 million (or 2%) decrease in gold revenue was attributable to a 2% decrease in the gold ounces sold. Gold revenue from discontinued operations in the first half of 2019 was $81 million which was $8 million (or 9%) lower than the first half of 2018 resulting from 9% less ounces sold due to the timing of gold sales. When gold sales from El Limon and La Libertad mines are included for the first half of 2019, consolidated gold revenue (Non-IFRS Measure) was $612 million (including $81 million from El Limon and La Libertad mines) on sales of 468,358 ounces (including 61,258 ounces from El Limon and La Libertad mines) at an average realized price of $1,307 per ounce.

Consolidated gold production from continuing operations totalled 208,890 ounces in the second quarter of 2019, 8% higher than budget and in-line with the second quarter of 2018. Consolidated gold production in the second quarter of 2019, including production from El Limon and La Libertad mines, was a quarterly record of 246,020 ounces, 8% (17,194 ounces) above budget, with solid performances from all the Company’s operations. Gold production from the Company’s Fekola, Masbate, Otjikoto and La Libertad mines all exceeded their targeted production, with El Limon’s production in-line with budget. The Fekola Mine in Mali and the Masbate Mine in the Philippines continued their very strong operational performances, with both significantly above their budgeted production for the quarter. For the second quarter of 2019, the Fekola Mine produced 113,897 ounces of gold, exceeding budget by 10% (10,272 ounces), and the Masbate Mine produced 57,572 ounces of gold, exceeding budget by 7% (3,587 ounces). Compared to the prior year quarter, gold production increased by 2% (5,927 ounces) (refer to “Review of Mining Operations and Development Projects" section below). Consolidated gold production from continuing operations totalled 409,432 ounces in the first half of 2019, 8% higher than budget and comparable with the first half of 2018. Consolidated gold production (including production from El Limon and La Libertad mines) in the first half of 2019 was 476,879 ounces, 7% (or 29,898 ounces) above budget and comparable with the first half of 2018.

In the second quarter of 2019, consolidated cash operating costs1 (excluding El Limon and La Libertad mines) were $456 per gold ounce produced ($468 per gold ounce sold), $42 per gold ounce produced or 8% less than budget and $46 per gold ounce produced or 11% higher than the second quarter of 2018. Consolidated cash operating costs (including El Limon and La Libertad mines) for the second quarter of 2019 were $529 per gold ounce produced ($543 per gold ounce sold), $37 per gold ounce produced or 7% less than budget and $55 per gold ounce produced or 12% higher than the second quarter of 2018. The favourable budget variance was mainly attributable to the strong operating results from the Fekola, Masbate and Otjikoto mines with above budget gold production and lower than budgeted total cash operating costs. Compared to the prior year quarter, consolidated cash operating costs were higher mainly due to the lower grade ore tonnage processed at Fekola (as a result of Fekola's significantly higher than budgeted mill throughput) and lower operating costs incurred by Fekola during the start-up phase in the second quarter of 2018. In addition, operating costs at the other locations were higher in the second quarter of 2019 as anticipated due to higher fuel costs and labour cost increases. For the first half of 2019, consolidated cash operating costs (excluding El Limon and La Libertad mines) were $455 per gold ounce produced ($462 per gold ounce sold), $43 per gold ounce produced or 9% less than budget and $52 per gold ounce produced or 13% higher than the first half of 2018. Consolidated cash operating costs (including El Limon and La Libertad mines) for the first half of 2019 were $538 per gold ounce produced ($544 per gold ounce sold), $31 per gold ounce produced or 5% less than budget and $61 per gold ounce produced or 13% higher than the first half of 2018.
All-in sustaining costs2 (excluding El Limon and La Libertad mines) for the second quarter of 2019 were $807 per gold ounce sold compared to budget of $894 per gold ounce sold and $654 per gold ounce sold for the prior year quarter. All-in sustaining costs (including El Limon and La Libertad mines) for the second quarter of 2019 were $914 per gold ounce sold compared to budget of $951 per gold ounce sold and $758 per gold ounce sold for the prior year quarter. All-in sustaining costs (excluding El Limon and La Libertad mines) for the first half of 2019 were $775 per gold ounce sold compared to budget of $878 per gold ounce sold and $637 per gold ounce sold for the prior year period. All-in sustaining costs (including El Limon and La Libertad mines) for the first half of 2019 were $882 per gold ounce sold compared to budget of $965 per gold ounce sold and $737 per gold ounce sold for the prior year period. All-in sustaining costs for the second quarter and first half of 2019 were lower than budget as a result of higher gold ounces sold than budgeted and lower than budgeted sustaining capital expenditures resulting from a combination of timing differences and lower than expected prestripping costs of which $11 million is not expected to be incurred as previously budgeted. Compared to the prior year, all-in sustaining costs were higher in 2019 as a result of the increased cash operating costs noted above and the timing of Otjikoto's prestripping activities, weighted towards that first half of the year.
Given the gold production outperformance in the first half of 2019, B2Gold remains well positioned for continued strong operational and financial performance with consolidated gold production for full year 2019 forecast to be in the range of between 935,000 and 975,000 ounces. With the outperformance experienced to date in the first half of 2019, the Company now expects that consolidated production will be less significantly weighted to the second half of 2019. Consolidated cash costs are projected to remain low in 2019 with cash operating costs forecast to be between $520 and $560 per ounce and all-in sustaining costs forecast to be between $835 and $875 per ounce. If the sale of the Company's Nicaraguan operations to Calibre is completed early in the fourth quarter of 2019, and the Company maintains a 31% interest in Calibre post transaction thereafter, as anticipated, the Company forecasts that it will still meet the low end of the Company's consolidated production guidance ranges for 2019. In addition, the Company anticipates that it will meet its 2019 consolidated cash cost and all-in sustaining guidance ranges.
For the second quarter of 2019, the Company generated net income of $41 million ($0.04 per share) compared to net income of $21 million ($0.02 per share) in the second quarter of 2018. Adjusted net income3 for the three months ended June 30, 2019 was $52 million ($0.05 per share) compared to adjusted net income of $46 million ($0.05 per share) in the same period of 2018. For the first half of 2019, the Company generated net income of $68 million ($0.06 per share) compared to a net income of $79 million ($0.08 per share) in the first half of 2018. Adjusted net income for the first half of 2019 was $90 million ($0.09 per share) compared to adjusted net income of $104 million ($0.11 per share) in the first half of 2018.

____________________
1 “Cash operating costs” a non-IFRS measure; for a reconciliation from this measure to the most directly comparable measure specified, defined or determined under IFRS and presented in our financial statements, refer to “Non-IFRS Measures”
2 “All-in sustaining costs” is a non-IFRS measure; for a reconciliation from this measure to the most directly comparable measure specified, defined or determined under IFRS and presented in our financial statements, refer to “Non-IFRS Measures”
3 “Adjusted net income” is a non-IFRS measure; for a reconciliation from this measure to the most directly comparable measure specified, defined or determined under IFRS and presented in our financial statements, refer to “Non-IFRS Measures”

Cash flow provided by operating activities was $93 million in the second quarter of 2019 compared to $86 million in the second quarter of 2018, an increase of $7 million. Included in cash flow provided by operating activities was cash provided by operating activities of discontinued operations of $9 million (Q2 2018 - $6 million). The increase in consolidated operating cash flows for the second quarter of 2019 reflects higher revenues of $25 million partially offset by higher income tax installment payments including $40 million for Fekola. The Fekola Mine 2018 priority dividend of $16 million was paid in July 2019. Total cash income tax payments for 2019, including the final Fekola 2018 taxes due, the Fekola 2018 priority dividend and 2019 corporate tax installments, are currently estimated to be approximately $120 million. Cash flow provided by operating activities was $179 million in the first half of 2019 compared to $233 million in the first half of 2018, a decrease of $54 million. Included in cash flow provided by operating activities for the first half of 2019 was cash provided by operating activities of discontinued operations of $11 million (H1 2018 - $15 million). The decrease in consolidated operating cash flows for the six months ended June 30, 2019 reflects lower revenues of $9 million, higher production costs of $20 million and higher income tax installment payments including $47 million for Fekola.
At June 30, 2019, the Company had cash and cash equivalents of $114 million (excluding $10 million of cash associated with discontinued operations) compared to cash and cash equivalents of $103 million at December 31, 2018. Working capital at June 30, 2019 (excluding $35 million of working capital related to assets and liabilities classified as held for sale) was $192 million compared to $156 million at December 31, 2018 (December 31, 2018 balance sheet presentation remains unchanged.) During the second quarter of 2019, the Company repaid $25 million of the outstanding balance on its revolving credit facility ("RCF"). At June 30, 2019, the Company had drawn $375 million under the $600 million RCF, leaving an undrawn and available balance under the existing facility of $225 million.
On May 10, 2019, the Company entered into a revised RCF agreement with its existing syndicate of banks plus one new lender, to upsize its RCF capacity from $500 million to $600 million and to increase the accordion feature from $100 million to $200 million. In addition, as a reflection of B2Gold's financial strength, the upsized RCF included increased flexibility for permitted borrowings and equipment financings, coupled with less onerous financial covenants and lower pricing. The syndicate includes HSBC, ING Bank N.V. and The Bank of Nova Scotia as Joint Lead Arrangers and Joint Bookrunners, and the balance of the syndicate includes Canadian Imperial Bank of Commerce as Documentation Agent and Bank of Montreal and Société Générale as lenders. HSBC will continue to act as the Administrative Agent for the facility. The term of the revised RCF is four years, maturing on May 9, 2023.
The upsized RCF, coupled with strong operating cash flows from the Company's existing mine operations, is expected to provide the Company with continued financial flexibility to advance existing assets and pursue exploration opportunities.

The Company’s current strategy is to continue to reduce debt, expand the Fekola Mine throughput and annual production, further advance its pipeline of development and exploration projects and evaluate exploration opportunities.
On March 26, 2019, the Company announced results from the Expansion Study Preliminary Economic Assessment (“PEA”) for the Fekola Mine. As a result, the Company is proceeding with an expansion project to increase processing throughput by 1.5 million tonnes per annum (“Mtpa”) to 7.5 Mtpa from an assumed base rate of 6 Mtpa. The PEA took into account the significant increase in the Fekola Mineral Resource announced on October 25, 2018. Based on the PEA, once this expansion is complete, the Fekola Mine is expected to produce more gold over a longer life, with higher average annual gold production, revenues and cash flows than the previous Life-of-Mine (“LoM”). Project economic highlights from the PEA include: estimated optimized LoM extended into 2030, including significant estimated increases in average annual gold production to over 550,000 ounces per year during the five-year period 2020-2024 and over 400,000 ounces per year over the LoM (2019-2030) and projected gold production of approximately five million ounces over the new mine life of 12 years of mining and processing (including 2019). Construction of the processing upgrade is scheduled to begin in October 2019 and to be completed in the third quarter of 2020. All major long-lead equipment has been ordered. Detailed engineering and design activities are progressing well and scheduled to be completed by the end of September 2019.

Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability. The Expansion Study PEA is preliminary in nature and includes Indicated and Inferred Mineral Resources. Inferred Mineral Resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as Mineral Reserves. Consequently, there is no certainty that the Expansion Study Preliminary Economic Assessment will be realized.

The Company completed a preliminary study in the second quarter of 2019 to evaluate the technical and economic viability of adding an off-grid solar plant to the Fekola Mine. The results of that study indicated that it was a financially sound project and that a plant of approximately 30 megawatts (“MW”) of solar generating capacity with a significant battery storage component would provide the best economic result. A second study has now been completed that has established the detailed capital and operating cost analysis for the project. Results indicated that a solar plant can provide significant operating cost reductions (estimated to reduce processing costs by approximately 7%) for a capital cost of approximately $38 million, of which $20 million is expected to be incurred in 2019. The project was approved by the B2Gold Board of Directors in the second quarter of 2019. The project is scheduled for completion in August 2020.

In the second quarter of 2019, the Fadougou Village relocation was completed (the original village of Fadougou was located adjacent to the main Fekola open pit).

During the second quarter of 2019, the Company received the mining permit for the new Jabali Antenna Pit at La Libertad Mine and has commenced construction of roads and other related infrastructure. The Company anticipates that production will start from the pit in September 2019 (as budgeted).

Subsequent to the second quarter of 2019, the Company increased the Mali exploration budget by $3 million for approximately 14,000 metres of drilling of new exploration targets at Fekola and the surrounding areas, including Cardinal.

REVIEW OF FINANCIAL RESULTS
Selected Quarterly Financial and Operating Results

	Three months ended		Six months ended
	June 30,		June 30,
	2019	2018	2019	2018

Gold revenue from continuing operations ($ in thousands)	267,213	242,311	531,195	540,470
Net income from continuing operations ($ in thousands)	44,991	27,541	80,236	93,759
Net (loss) from discontinued operations ($ in thousands)	(3,669)	(6,208)	(12,391)	(14,998)
Net income ($ in thousands)	41,322	21,333	67,845	78,761
Earnings per share from continuing operations – basic(1) ($/ share)	0.04	0.03	0.07	0.09
Earnings per share from continuing operations – diluted(1) ($/ share)	0.04	0.02	0.07	0.08
Earnings per share – basic(1) ($/ share)	0.04	0.02	0.06	0.08
Earnings per share – diluted(1) ($/ share)	0.04	0.02	0.06	0.06
Cash provided by operating activities of continuing operations ($ thousands)	83,382	80,103	168,580	218,289
Cash provided by operating activities of discontinued operations ($ thousands)	9,434	6,108	10,654	15,198
Cash provided by operating activities ($ in thousands)	92,816	86,211	179,234	233,487
Average realized gold price from continuing operations ($/ ounce)	1,312	1,289	1,305	1,307
Adjusted net income(2) ($ in thousands)	52,370	46,163	89,501	104,347
Adjusted earnings per share(2) – basic ($)	0.05	0.05	0.09	0.11
Excluding El Limon and La Libertad discontinued operations results:
Gold sold (ounces)	203,700	188,029	407,100	413,458
Gold produced (ounces)	208,890	207,576	409,432	414,364
Cash operating costs(2) ($/ gold ounce sold)	468	418	462	408
Cash operating costs(2) ($/ gold ounce produced)	456	410	455	403
Total cash costs(2) ($/ gold ounce sold)	554	509	549	496
All-in sustaining costs(2) ($/ gold ounce sold)	807	654	775	637
Including El Limon and La Libertad discontinued operations results:
Gold sold (ounces)	236,282	220,738	468,358	480,575
Gold produced (ounces)	246,020	240,093	476,879	479,777
Cash operating costs(2) ($/ gold ounce sold)	543	489	544	479
Cash operating costs(2) ($/ gold ounce produced)	529	474	538	477
Total cash costs(2) ($/ gold ounce sold)	624	573	626	562
All-in sustaining costs(2) ($/ gold ounce sold)	914	758	882	737

(1) Attributable to the shareholders of the Company.
(2) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.
Second quarter 2019 and 2018
Revenue
Consolidated gold revenue (excluding discontinued operations) in the second quarter of 2019 was $267 million on sales of 203,700 ounces at an average price of $1,312 per ounce compared to $242 million on sales of 188,029 ounces at an average price of $1,289 per ounce in the second quarter of 2018. The $25 million (or 10%) increase in gold revenue was attributable to an 8% increase in the gold ounces sold and a 2% increase in the average realized gold price. For accounting purposes, gold revenues earned from El Limon and La Libertad mines are excluded from consolidated gold revenue and are included in the "Loss from discontinued operations" line in the Condensed Interim Consolidated Statement of Operations. Gold revenue from discontinued operations in the second quarter of 2019 was $43 million which was consistent with the second quarter of 2018. When gold sales from El Limon and La Libertad mines are included for the second quarter of 2019, consolidated gold revenue (Non-IFRS Measure) was $310 million (including $43 million from El Limon and La Libertad mines) on sales of 236,282 ounces (including 32,582 ounces from El Limon and La Libertad mines) at an average realized price of $1,313 per ounce.

Consolidated gold revenue for the second quarter of 2019 included $12 million relating to the delivery of gold into the Company's Prepaid Gold Sales contracts associated with the Company's Prepaid Gold Sales transactions. During the second quarter of 2019, 10,113 ounces of gold were delivered under these contracts. As at June 30, 2019, the Company had no remaining amounts outstanding under its Prepaid Gold Sales contracts.
In the second quarter of 2019, the Fekola Mine accounted for $140 million (Q2 2018 - $130 million) of gold revenue from the sale of 106,200 ounces (Q2 2018 - 100,100 ounces), the Masbate Mine accounted for $81 million (Q2 2018 - $63 million) of gold revenue from the sale of 62,100 ounces (Q2 2018 - 48,400 ounces) and the Otjikoto Mine accounted for $46 million (Q2 2018 - $51 million) of gold revenue from the sale of 35,400 ounces (Q2 2018 - 39,529 ounces). Excluded from gold revenue was La Libertad Mine's gold revenue of $30 million (Q2 2018 - $27 million) from the sale of 22,791 ounces (Q2 2018 - 20,484 ounces) and El Limon's gold revenue of $13 million (Q2 2018 - $16 million) was El Limon Mine from the sale of 9,791 ounces (Q2 2018 - 12,225 ounces).

Production and operating costs
Consolidated gold production from continuing operations totalled 208,890 ounces in the second quarter of 2019, 8% higher than budget and in-line with the second quarter of 2018. Consolidated gold production in the second quarter of 2019, including production from El Limon and La Libertad mines, was a quarterly record of 246,020 ounces, 8% (17,194 ounces) above budget, with solid performances from all the Company’s operations. Gold production from the Company’s Fekola, Masbate, Otjikoto and La Libertad mines all exceeded their targeted production, with El Limon’s production in-line with budget. The Fekola Mine in Mali and the Masbate Mine in the Philippines continued their very strong operational performances, with both significantly above their budgeted production for the quarter. For the second quarter of 2019, the Fekola Mine produced 113,897 ounces of gold, exceeding budget by 10% (10,272 ounces), and the Masbate Mine produced 57,572 ounces of gold, exceeding budget by 7% (3,587 ounces). Compared to the prior year quarter, gold production increased by 2% (5,927 ounces) when discontinued operations are included (refer to “Review of Mining Operations and Development Projects" section below).

In the second quarter of 2019, consolidated cash operating costs (excluding El Limon and La Libertad mines) (refer to "Non-IFRS Measures") were $456 per gold ounce produced ($468 per gold ounce sold), $42 per gold ounce produced or 8% less than budget and $46 per gold ounce produced or 11% higher than the second quarter of 2018. Consolidated cash operating costs (including El Limon and La Libertad mines) for the second quarter of 2019 were $529 per gold ounce produced ($543 per gold ounce sold), $37 per gold ounce produced or 7% less than budget and $55 per gold ounce produced or 12% higher than the second quarter of 2018. The favourable budget variance was mainly attributable to the strong operating results from the Fekola, Masbate and Otjikoto mines with above budget gold production and lower than budgeted total cash operating costs. Compared to the prior year quarter, consolidated cash operating costs were higher mainly due to the lower grade ore tonnage processed at Fekola (as a result of Fekola's significantly higher than budgeted mill throughput) and lower operating costs incurred by Fekola during the start-up phase in the second quarter of 2018. In addition, operating costs at the other locations were higher in the second quarter of 2019 as anticipated due to higher fuel costs and labour cost increases.

All-in sustaining costs (excluding El Limon and La Libertad mines) (refer to "Non-IFRS Measures") for the second quarter of 2019 were $807 per gold ounce sold compared to budget of $894 per gold ounce sold and $654 per gold ounce sold for the prior year quarter. All-in sustaining costs (including El Limon and La Libertad mines) for the second quarter of 2019 were $914 per gold ounce sold compared to budget of $951 per gold ounce sold and $758 per gold ounce sold for the prior year quarter. All-in sustaining costs for the second quarter of 2019 were lower than budget as a result of higher gold ounces sold than budgeted and sustaining capital expenditures, which were lower than budget due to a combination of timing differences and lower than budgeted prestripping costs which are not expected to be incurred later in the year. Compared to the prior year, all-in sustaining costs were higher in 2019 as a result of the increased cash operating costs noted above and the timing of Otjikoto's prestripping activities, weighted towards that first half of the year.

Depreciation and depletion
Depreciation and depletion expense included in total cost of sales was $57 million in the second quarter of 2019 compared to $56 million in the second quarter of 2018. The slight increase in depreciation expense was mainly due to an 8% increase in the gold ounces sold offset by a 6% decrease in the depreciation charge per ounce of gold sold.
Royalties and production taxes
Royalties and production taxes included in total cost of sales were $18 million for the second quarter of 2019 which were comparable to $17 million for the prior year quarter.

Other
General and administrative (“G&A”) costs relate mainly to the Company’s head office in Vancouver, the Bamako office in Mali, the Makati office in the Philippines and the Windhoek office in Namibia. G&A for the second quarter of 2019 was $12 million compared to $10 million for the second quarter of 2018. The $2 million increase compared to the prior year quarter consisted mainly of an increase in personnel costs resulting from new hires and salary increases at the Company's head and local offices and increase in general office costs.
Share-based payment expense for the second quarter of 2019 was $6 million compared to $2 million in the comparable period of 2018. The increase of $4 million was due to the issuance of stock options, restricted share units ("RSUs") and deferred share units ("DSUs") during the second quarter of 2019.
The Company’s results for the second quarter of 2018 included a non-cash mark-to-market gain on the fair value of the convertible notes of $1 million. On October 1, 2018, the Company repaid the notes in cash.
The Company reported $7 million in interest and financing expense during the second quarter of 2019 compared to $8 million in the second quarter 2018. The decrease is due to lower interest rates in the second quarter of 2019 compared to the same period in 2018.

For the second quarter of 2019, the Company recorded losses on fuel forward contracts and interest rate swap derivative instruments of $3 million (Q2 2018 - gain of $5 million). The losses consisted of unrealized losses of $5 million (Q2 2018 - unrealized gain of $4 million) offset by realized gains of $2 million (Q2 2018 - realized gain of $1 million).

For the second quarter of 2019, the Company recorded a net current income and other tax expense of $24 million compared to $22 million in the second quarter of 2018, consisting of current income tax of $19 million (Q2 2018 - $16 million), the 10% priority dividend to the State of Mali of $4 million (Q2 2018 - $5 million) and withholding tax (on intercompany interest/management fees) of $1 million (Q2 2018 - $1 million). The priority dividend is accounted for as an income tax in accordance with IAS 12, Income Taxes. Compared to the prior year quarter, current tax expense was higher mainly as a result of lower tax deductions in the Philippines in Q2 2019 versus Q2 2018. For the second quarter of 2019, the Company recorded a deferred income tax recovery of $1 million compared to a deferred income tax expense of $27 million in the second quarter of 2018, mainly attributable to the weakening of local currencies in Mali and Namibia in Q2 2018 versus a slight strengthening in Q2 2019 in relation to the US dollar. Changes in local currencies result in changes to the underlying book values of tax balance sheets for Mali and Namibia as tax filings are in local currencies.

For the three months ended June 30, 2019 the Company recorded net loss from discontinued operations of $4 million compared to $6 million for the comparable period in the prior year. The net loss from discontinued operations relates to El Limon and La Libertad mines (refer to “Review of Mining Operations and Development Projects" section below).
For the second quarter of 2019, the Company generated net income of $41 million ($0.04 per share) compared to net income of $21 million ($0.02 per share) in the second quarter of 2018. Adjusted net income (refer to “Non-IFRS Measures”) for the three months ended June 30, 2019 was $52 million ($0.05 per share) compared to adjusted net income of $46 million ($0.05 per share) in the same period of 2018. Adjusted net income in the second quarter of 2019 excluded share-based payments of $6 million, unrealized losses on derivative instruments of $5 million, $1 million write-down of mineral property interests and a deferred income tax recovery of $1 million.
Cash flow provided by operating activities was $93 million in the second quarter of 2019 compared to $86 million in the second quarter of 2018, an increase of $7 million. Included in cash flow provided by operating activities was cash provided by operating activities of discontinued operations of $9 million (Q2 2018 - $6 million). The increase in cash flow provided by operating activities for the second quarter of 2019 reflects higher revenues of $25 million partially offset by higher income tax installment payments including $40 million for Fekola. The Fekola Mine 2018 priority dividend of $16 million was paid in July 2019. Total cash income tax payments for 2019, including the final Fekola 2018 taxes due, the Fekola 2018 priority dividend and 2019 corporate tax installments, are currently estimated to be approximately $120 million.
At June 30, 2019, the Company had cash and cash equivalents of $114 million (excluding $10 million of cash associated with discontinued operations) compared to cash and cash equivalents of $103 million at December 31, 2018. Working capital at June 30, 2019 (excluding $35 million of working capital related to assets and liabilities classified as held for sale) was $192 million compared to $156 million at December 31, 2018 (December 31, 2018 balance sheet presentation remains unchanged.) During the second quarter of 2019, the Company repaid $25 million of the outstanding balance on its RCF. At June 30, 2019, the Company had drawn $375 million under the $600 million RCF, leaving an undrawn and available balance under the existing facility of $225 million.

Year-to-date results
Revenue
Consolidated gold revenue (excluding discontinued operations) in the first half of 2019 was $531 million on sales of 407,100 ounces at an average price of $1,305 per ounce compared to $540 million on sales of 413,458 ounces at an average price of $1,307 per ounce in the first half of 2018. The $9 million (or 2%) decrease in gold revenue was attributable to a 2% decrease in the gold ounces sold. For accounting purposes, gold revenues earned from El Limon and La Libertad mines are excluded from consolidated gold revenue and are included in the "Loss from discontinued operations" line in the Condensed Interim Consolidated Statement of Operations. Gold revenue from discontinued operations in the first half of 2019 was $81 million which was $8 million (or 9%) lower than the first half of 2018 resulting from 9% less ounces sold due to the timing of gold sales. When gold sales from El Limon and La Libertad mines are included for the first half of 2019, consolidated gold revenue (Non-IFRS Measure) was $612 million (including $81 million from El Limon and La Libertad mines) on sales of 468,358 ounces (including 61,258 ounces from El Limon and La Libertad mines) at an average realized price of $1,307 per ounce.

Consolidated gold revenue for the first half of 2019 included $30 million relating to the delivery of gold into the Company's Prepaid Gold Sales contracts associated with the Company's Prepaid Gold Sales transactions. During the first half of 2019, 25,282 ounces of gold were delivered under these contracts. As at June 30, 2019, the Company had no remaining amounts outstanding under its Prepaid Gold Sales contracts.
In the first half of 2019, the Fekola Mine accounted for $292 million (H1 2018 - $293 million) of gold revenue from the sale of 222,000 ounces (H1 2018 - 222,700 ounces), the Masbate Mine accounted for $147 million (H1 2018 - $143 million) of gold revenue from the sale of 112,500 ounces (H1 2018 - 108,400 ounces) and the Otjikoto Mine accounted for $95 million (H1 2018 - $108 million) of gold revenue from the sale of 72,600 ounces (H1 2018 - 82,358 ounces). Excluded from gold revenue was La Libertad Mine's gold revenue of $53 million (H1 2018 - $51 million) from the sale of 40,063 ounces (H1 2018 - 39,042 ounces) and El Limon's gold revenue of $28 million (H1 2018 - $37 million) was El Limon Mine from the sale of 21,195 ounces (H1 2018 - 28,075 ounces).

Production and operating costs

Consolidated gold production from continuing operations totalled 409,432 ounces in the first half of 2019, 8% higher than budget and comparable with the first half of 2018. Consolidated gold production (including production from El Limon and La Libertad mines) in the first half of 2019 was 476,879 ounces, 7% (or 29,898 ounces) above budget and comparable with the first half of 2018.

For the first half of 2019, consolidated cash operating costs (excluding El Limon and La Libertad mines) (refer to “Non-IFRS Measures”) were $455 per gold ounce produced ($462 per gold ounce sold), $43 per gold ounce produced or 9% less than budget and $52 per gold ounce produced or 13% higher than the first half of 2018. Consolidated cash operating costs (including El Limon and La Libertad mines) for the first half of 2019 were $538 per gold ounce produced ($544 per gold ounce sold), $31 per gold ounce produced or 5% less than budget and $61 per gold ounce produced or 13% higher than the first half of 2018. The variance from budget and prior year were driven by the same factors as those for the second quarter of 2019 described above.

All-in sustaining costs (excluding El Limon and La Libertad mines) (refer to "Non-IFRS Measures") for the first half of 2019 were $775 per gold ounce sold compared to budget of $878 per gold ounce sold and $637 per gold ounce sold for the prior year period. All-in sustaining costs (including El Limon and La Libertad mines) for the first half of 2019 were $882 per gold ounce sold compared to budget of $965 per gold ounce sold and $737 per gold ounce sold for the prior year period. All-in sustaining costs for the second quarter and first half of 2019 were lower than budget as a result of higher gold ounces sold than budgeted and lower than budgeted sustaining capital expenditures resulting from a combination of timing differences and lower than expected prestripping costs of which $11 million is not expected to be incurred as previously budgeted. Compared to the prior year, all-in sustaining costs were higher in 2019 as a result of the increased cash operating costs noted above and the timing of Otjikoto's prestripping activities, weighted towards that first half of the year.

Depreciation and depletion

Depreciation and depletion expense, included in total cost of sales, was $118 million for the first half of 2019 compared to $119 million in the same period in 2018. The slight decrease in depreciation expense was mainly due to a 2% decrease in the gold ounces sold.
Royalties and production taxes
Royalties and production taxes included in total cost of sales were $36 million for the first half of 2019 which was consistent with the prior year comparable period.

Other
For the six months ended June 30, 2019, G&A increased by $6 million to $26 million. The $6 million increase compared to the prior year comparable period consisted mainly of an increase in personnel costs resulting from the timing of bonus accruals and payments and from new hires and salary increases at the Company's head and local offices.
Share-based payment expense for the first half 2019 was $10 million compared to $6 million in the comparable period of 2018. The increase of $4 million was due to the issuance of stock options, RSUs and DSUs during the first half of 2019.
During the first half of 2018, the Company made the decision to dispose of its interest in the Mocoa property. As a result, the property was written down to its estimated fair value of $11 million and impairment losses totalling $18 million were recognized in net income.
The Company’s results for the six months ended June 30, 2018 included a non-cash mark-to-market gain of $12 million on the convertible senior subordinated notes. On October 1, 2018, the Company repaid the notes in cash.
The Company reported $15 million in interest and financing expense during the six months ended June 30, 2019 as compared with $16 million in the comparable period of 2018. The decrease is due to lower interest rates in the first half of 2019 compared to the same period in 2018.

For the first half of 2019, the Company recorded gains on fuel forward contracts and interest rate swap derivative instruments totalling $3 million (H1 2018 - $8 million). The gains consisted of unrealized gains of $1 million (H1 2018 - $6 million) and realized gains of $2 million (H1 2018 - $2 million).

For the first half of 2019, the Company recorded a net current income and other tax expense of $50 million compared to $60 million in the first half of 2018. In the first half of 2019, the current income tax expense consisted mainly of corporate income tax expense in Mali and the Philippines. The decrease in the current income tax expense is a result of lower taxable profit in Mali in 2019 versus 2018. Included in income tax expense for the first half of 2019, is $8 million related to the State of Mali's 10% priority dividend on its free carried interest in the Fekola Mine. This priority dividend is accounted for as an income tax in accordance with IAS 12, Income Taxes. For the first half of 2019, the Company recorded a deferred income tax expense of $11 million compared to a deferred income tax expense of $20 million in the first half of 2018. The deferred income tax expense in the first half of 2019 mainly resulted from to the weakening of local currencies in Mali and Namibia versus a strengthening in 2018 in relation to the US dollar. Changes in local currencies result in changes to the underlying book values of the tax balance sheets for Mali and Namibia as tax filings are in local currencies.

For the six months ended June 30, 2019 the Company recorded net loss from discontinued operations of $12 million compared to $15 million for the comparable period in the prior year. The net loss from discontinued operations relates to El Limon and La Libertad mines (refer to “Review of Mining Operations and Development Projects" section below).
For the first half of 2019, the Company generated net income of $68 million ($0.06 per share) compared to a net income of $79 million ($0.08 per share) in the first half of 2018. Adjusted net income (refer to “Non-IFRS Measures”) for the first half of 2019 was $90 million ($0.09 per share) compared to adjusted net income of $104 million ($0.11 per share) in the first half of 2018. Adjusted net income in the first half of 2019 excluded share-based payments of $10 million, unrealized gains on derivative instruments of $1 million, $1 million write-down of mineral property interests and a deferred income tax expense of $11 million.
Cash flow provided by operating activities was $179 million in the first half of 2019 compared to $233 million in the first half of 2018, a decrease of $54 million. Included in cash flow provided by operating activities for the first half of 2019 was cash provided by operating activities of discontinued operations of $11 million (H1 2018 - $15 million). The decrease in cash flow provided by operating activities reflects lower revenues of $9 million, higher production costs of $20 million and higher income tax installment payments including $47 million for Fekola. The Fekola Mine 2018 priority dividend of $16 million was paid in July 2019. Total cash income tax payments for 2019, including the final Fekola 2018 taxes due, the Fekola 2018 priority dividend and 2019 corporate tax installments, are currently estimated to be approximately $120 million.

REVIEW OF MINING OPERATIONS AND DEVELOPMENT PROJECTS
Fekola Mine - Mali

	Three months ended		Six months ended
	June 30,		June 30,
	2019	2018	2019	2018

Gold revenue ($ in thousands)	140,289	129,902	291,774	293,182
Gold sold (ounces)	106,200	100,100	222,000	222,700
Average realized gold price ($/ ounce)	1,321	1,298	1,314	1,316
Tonnes of ore milled	1,818,679	1,330,038	3,547,812	2,646,856
Grade (grams/ tonne)	2.07	2.77	2.09	2.80
Recovery (%)	94.4	95.3	94.3	95.1
Gold production (ounces)	113,897	112,644	224,246	226,786
Cash operating costs(1) ($/ gold ounce sold)	373	309	386	288
Cash operating costs(1) ($/ gold ounce produced)	367	318	375	293
Total cash costs(1) ($/ gold ounce sold)	485	413	492	394
All-in sustaining costs(1) ($/ gold ounce sold)	625	453	619	464
Capital expenditures ($ in thousands)	12,829	15,322	34,113	36,409
Exploration ($ in thousands)	6,215	5,055	8,310	7,040
(1) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

The Fekola Mine in Mali (owned 80% by the Company and 20% by the State of Mali) continued its very strong operational performance with second quarter 2019 gold production of 113,897 ounces (Q2 2018 – 112,644 ounces), well above budget by 10% (10,272 ounces) as the Fekola processing facilities continued to outperform. The operation continued to demonstrate sustained high processing throughput without reduced recoveries. For the second quarter of 2019, mill throughput was 1.8 million tonnes, exceeding budget by 34% and the prior-year quarter by 37%. The average grade processed was 2.07 grams per tonne ("g/t") (compared to budget of 2.52 g/t) together with average gold recoveries of 94.4% (compared to budget of 94.0%). Continuing the trends set in the first quarter of the year, processing of ore with favourable metallurgical characteristics (including oxidized saprolite ore) combined with finer than budgeted feed size from the primary crusher (due to a combination of better ore fragmentation in the pit and softer low-grade ore than budgeted) has allowed for the processing of additional lower grade ore from stockpile and run-of-mine sources beyond what was originally budgeted. This has resulted in lower average processed grade, but also a significant increase in gold production along with marginally increased cash operating costs per ounce. Gold tonnage and grade continue to reconcile well with the resource model. For the first half of 2019, the Fekola Mine produced 224,246 ounces of gold, above budget by 8% (16,996 ounces) and comparable with the first half of 2018. For the first half of 2019, mill throughput was 3.5 million tonnes, exceeding budget by 29% and the prior year comparable period by 34%. The average grade processed for the first half of 2019 was 2.09 g/t (compared to budget of 2.50 g/t) together with average gold recoveries of 94.3% (compared to budget of 94.0%).

The Fekola Mine’s cash operating costs (refer to “Non-IFRS Measures”) were $367 per gold ounce produced ($373 per gold ounce sold) for the second quarter of 2019, $33 per gold ounce produced lower than the budget of $400 per gold ounce produced but $49 per gold ounce produced higher than the second quarter of 2018. The lower cash operating costs per gold ounce produced were lower than budget due to higher than budget gold production partially offset by higher costs per ounce for the lower grade ore tonnage processed during the quarter. Total costs of production were on budget. In addition, cash operating costs for the prior year quarter of $318 per gold ounce produced were also lower than the second quarter of 2019 as a result of higher grade ore processed and lower operating and equipment maintenance costs during the early stages of the Fekola Mine commercial operations. For the first half of 2019, Fekola’s cash operating costs were also below budget at $375 per ounce produced ($386 per gold ounce sold) compared to a budget of $384 per ounce produced, $9 per ounce produced below budget and $82 per ounce higher than the prior year period for the same reasons as described for the second quarter above.

All-in sustaining costs (refer to “Non-IFRS Measures”) for the second quarter of 2019 were $625 per gold ounce sold compared to a budget of $707 per gold ounce sold and $453 per gold ounce sold in the second quarter of 2018. For the first half of 2019, all-in sustaining costs for the Fekola Mine were $619 per gold ounce sold compared to a budget of $676 per gold ounce sold and $464 per gold ounce sold in the first half of 2018. The lower all-in sustaining costs compared to budget reflect higher gold ounces sold than budgeted, lower than budgeted cash operating costs per ounce as discussed above and lower than budgeted sustaining capital expenditures. The lower sustaining capital expenditures are a result of lower prestripping costs of $7 million (of which $4 million is not expected to be incurred in 2019) and lower mobile equipment rebuild costs of $3 million which are expected to be incurred later in 2019. All-in sustaining costs are higher than in 2018 as sustaining capital investments were minimal during Fekola's first year of operations in 2018.

Capital expenditures in the second quarter of 2019 totalled $13 million, mainly consisting of $4 million for prestripping, $4 million in costs related to the processing and mining expansions, $2 million for Fadougou Village relocation costs and $1 million for capitalized mobile equipment rebuilds. Capital expenditures in the first half of 2019 totaled $34 million mainly consisting of $9 million for prestripping, $7 million to complete relocation of Fadougou Village, $5 million for mining equipment, $5 million related to the processing and mining expansions and $3 million for capitalized equipment rebuilds.

In 2019, the Fekola Mine production is expected to be at the high end of its guidance range of between 420,000 and 430,000 ounces of gold at cash operating costs of between $370 and $410 per ounce sold and all-in sustaining costs of between $625 and $665 per ounce sold.

Fekola Mine Expansion

On March 26, 2019, the Company announced results from the Expansion Study PEA for the Fekola Mine. As a result, the Company is proceeding with an expansion project to increase processing throughput by 1.5 Mtpa to 7.5 Mtpa from an assumed base rate of 6 Mtpa. The PEA took into account the significant increase in the Fekola Mineral Resource announced on October 25, 2018. Based on the PEA, once this expansion is complete, the Fekola Mine is expected to produce more gold over a longer life, with higher average annual gold production, revenues and cash flows than the previous LoM. Project economic highlights from the PEA include: estimated optimized LoM extended into 2030, including significant estimated increases in average annual gold production to over 550,000 ounces per year during the five-year period 2020-2024 and over 400,000 ounces per year over the LoM (2019-2030) and projected gold production of approximately five million ounces over the new mine life of 12 years of mining and processing (including 2019).

The processing upgrade will focus on increased ball mill power, with upgrades to other components including a new cyclone classification system, pebble crushers, and additional leach capacity to support the higher throughput and increase operability. The capital costs of this mill expansion are estimated to be approximately $50 million, with spending evenly split between 2019 and 2020. The mining rate at Fekola will also be increased with additional mining equipment to accelerate the supply of higher-grade ore to the expanded processing facilities. Initial capital costs for the fleet expansion are estimated at $85 million with $20 million expected to be incurred in 2019 and the balance by the end of 2020. Fleet costs are expected to be financed by equipment loans. Fekola pit design, schedule, and costs will be refined in late 2019 and early 2020, when updated resource and geotechnical models are available.

Construction of the processing upgrade is scheduled to begin in October 2019 and to be completed in the third quarter of 2020. All major long-lead equipment has been ordered. Detailed engineering and design activities are progressing well and scheduled to be completed by the end of September 2019.

Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability. The Expansion Study PEA is preliminary in nature and includes Indicated and Inferred Mineral Resources. Inferred Mineral Resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as Mineral Reserves. Consequently, there is no certainty that the Expansion Study Preliminary Economic Assessment will be realized.

Fekola Solar Plant

The Company completed a preliminary study to evaluate the technical and economic viability of adding a solar plant to the Fekola mine site. The results of that study indicated that it was a financially sound project and that a plant of approximately 30 MW of solar generating capacity with a significant battery storage component would provide the best economic result. A second study has now been completed that has established the detailed capital and operating cost analysis for the project. Results indicated that a solar plant can provide significant operating cost reductions (estimated to reduce processing costs by approximately 7%) and the project was approved by the B2Gold Board in the second quarter of 2019.

Key aspects of the Fekola solar plant include:
•One of the largest off-grid hybrid solar/Heavy Fuel Oil (“HFO”) plant in the world
•36 MW of panels being installed to provide 30 MW of generating capacity
•13.5 MWh of battery storage to handle power load spikes, short periods of cloud cover, and allows for higher engine  loading and efficiencies
•Allows for three gensets to be shut down during daylight hours which will save about 13.1 million litres of HFO per year
•Cloud forecasting technology is being installed to help maximize solar generation
•Capital cost estimate of $38 million with a 4 year payback of which $20 million is expected to be incurred in 2019
•Annual CO2 reductions of almost 39,000 tonnes
•Project is scheduled for completion in August 2020.

Fadougou Village Relocation

In the second quarter of 2019, the Fadougou Village relocation was completed (the original village of Fadougou was located adjacent to the main Fekola open pit). Construction of the new planned urban town commenced in late 2017 and was completed in February 2019. This included building over 700 new structures where all homes have solar panel lighting and latrines. The Fadougou community started moving into their new homes at New Fadougou in April 2019 and finished at the end of June 2019.

The mosque, school and clinic have been handed over to the respective authorities and are fully operational. Training to manage and maintain infrastructure, water supply systems and waste disposal is ongoing.

Masbate Mine – Philippines

	Three months ended		Six months ended
	June 30,		June 30,
	2019	2018	2019	2018

Gold revenue ($ in thousands)	81,469	62,858	147,296	142,994
Gold sold (ounces)	62,100	48,400	112,500	108,400
Average realized gold price ($/ ounce)	1,312	1,299	1,309	1,319
Tonnes of ore milled	2,093,834	1,686,716	3,926,928	3,479,295
Grade (grams/ tonne)	1.22	1.29	1.27	1.23
Recovery (%)	70.2	77.3	72.0	77.9
Gold production (ounces)	57,572	54,254	115,053	107,401
Cash operating costs(1) ($/ gold ounce sold)	566	544	557	550
Cash operating costs(1) ($/ gold ounce produced)	570	531	538	537
Total cash costs(1) ($/ gold ounce sold)	627	641	628	627
All-in sustaining costs(1) ($/ gold ounce sold)	749	764	746	750
Capital expenditures ($ in thousands)	7,520	9,560	15,964	21,397
Exploration ($ in thousands)	1,103	1,119	2,065	2,217
(1) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

The Masbate Mine in the Philippines also continued its very strong operational performance through the second quarter of 2019, producing 57,572 ounces of gold, 7% (3,587 ounces) above budget and 6% (3,318 ounces) higher compared to the prior year quarter. Gold production was above budget largely due to higher than planned ore tonnage sourced from the Main Vein Pit, including ore tonnage from backfilled areas (that had historically been mined using underground methods and were not included in the budget mine plan) together with a higher than planned oxide ore feed percentage. The unbudgeted backfill material has higher grade and recoveries than the budgeted in-situ ore. Masbate’s gold production for the quarter resulted from processing 2.1 million tonnes (compared to budget of 2.0 million tonnes and 1.7 million tonnes in the second quarter of 2018) at an average grade of 1.22 g/t (compared to budget of 1.19 g/t and 1.29 g/t in the second quarter of 2018) with average gold recoveries of 70.2% (compared to budget of 69.6% and 77.3% in the second quarter of 2018). Oxide ore represented 17% of the processed tonnage for the quarter (versus budget of 1% and 59% in the second quarter of 2018). During the second quarter of 2019 mining focused on the Main Vein Pit and overall more oxide ore was processed than budgeted. The process for approval of the Montana Pit Extension is well advanced, having successfully completed community review and received approval of its Environment Compliance Certificate. All supporting infrastructure is in place and mining will commence as soon as the necessary approvals are received (currently anticipated in the fourth quarter of 2019). For the first half of 2019, the Masbate Mine achieved record half-yearly production of 115,053 ounces of gold, significantly above budget by 11% (11,077 ounces) and 7% (7,652 ounces) higher than the first half of 2018. Masbate’s gold production for the first half of 2019 resulted from processing 3.9 million tonnes (compared to budget of 3.9 million tonnes and 3.5 million tonnes in the first half of 2018) at an average grade of 1.27 g/t (compared to budget of 1.19 g/t and 1.23 g/t in the first half of 2018) with average gold recoveries of 72.0% (compared to budget of 69.7% and 77.9% in the first half of 2018). The above budgeted production was mainly due to the combination of higher than expected oxide ore tonnage coupled with unplanned backfilled ore, having higher grade and better recovery than the in-situ ore, in the second quarter as discussed above.

The Masbate Mine’s cash operating costs (refer to “Non-IFRS Measures”) were $570 per gold ounce produced ($566 per gold ounce sold) for the second quarter of 2019, below budget by $64 per ounce produced (10%) and $39 per ounce produced higher than the prior year quarter. Cash operating costs were below budget mainly due to the higher than expected gold production combined with lower than budgeted mining costs. Cost savings were mainly in the areas of: drilling/blasting (mining locations included backfill areas which did not require blasting and blast pattern spacing was increased resulting in savings for drill meters and blast agents), loading/hauling (mainly due to lower fuel and maintenance costs) and fewer total tonnes of waste moved (which was a result of fleet activity focused in Main Vein area, resulting in a lower than budgeted strip ratio). For the first half of 2019, Masbate’s cash operating costs per ounce produced were also below budget for the first half of 2019, $538 per ounce produced ($557 per gold ounce sold) compared to a budget of $651 per ounce produced and in-line with first half of 2018.

All-in sustaining costs (refer to “Non-IFRS Measures”) for the second quarter of 2019 were $749 per ounce compared to a budget of $862 per gold ounce sold and $764 per gold ounce sold in the second quarter of 2018. For the first half of 2019, all-in sustaining costs were $746 per ounce compared to a budget of $912 per gold ounce sold and $750 per gold ounce sold in the second quarter of 2018. All-in sustaining costs were lower than budget as a result of the lower than budgeted cash operating costs as discussed above, higher than budgeted gold ounces sold and lower than budgeted sustaining capital expenditures resulting from the timing of expenditures relating to ongoing land purchase negotiations not being finalized in the quarter and first half. These capital expenditures are expected to be incurred later in 2019.
Capital expenditures for the second quarter of 2019 totalled $8 million consisting mainly of $2 million of mobile equipment purchases and rebuilds, $1 million for prestripping and $1 million to complete the processing expansion project. For the first half of 2019, capital expenditures totalled $16 million, including Masbate processing plant upgrade costs of $5 million, mobile equipment acquisition costs and rebuilds of $3 million, prestripping costs of $2 million and $2 million for the tailings storage facility construction.
The Masbate expansion project for the upgrade of the processing plant to 8.0 Mtpa was completed in early 2019. With the expansion now fully commissioned and online, Masbate's annual gold production is projected to average approximately 200,000 ounces per year during the mining phase and above 100,000 ounces per year when the low-grade stockpiles are processed in the subsequent period after open-pit mining activities have ceased.
For full-year 2019, the Masbate Mine is expected to produce between 200,000 and 210,000 ounces of gold, primarily from the Main Vein Pit, at cash operating costs of between $625 and $665 per ounce sold and all-in sustaining costs of between $860 and $900 per ounce sold.
Otjikoto Mine - Namibia

	Three months ended		Six months ended
	June 30,		June 30,
	2019	2018	2019	2018

Gold revenue ($ in thousands)	46,462	51,210	95,066	108,245
Gold sold (ounces)	35,400	39,529	72,600	82,358
Average realized gold price ($/ ounce)	1,312	1,296	1,309	1,314
Tonnes of ore milled	867,284	860,474	1,668,459	1,687,701
Grade (grams/ tonne)	1.36	1.49	1.33	1.50
Recovery (%)	98.5	98.7	98.5	98.7
Gold production (ounces)	37,421	40,678	70,133	80,177
Cash operating costs(1) ($/ gold ounce sold)	582	541	549	545
Cash operating costs(1) ($/ gold ounce produced)	554	505	576	536
Total cash costs(1) ($/ gold ounce sold)	634	593	602	598
All-in sustaining costs(1) ($/ gold ounce sold)	1,174	869	997	793
Capital expenditures ($ in thousands)	17,221	18,256	24,503	29,632
Exploration ($ in thousands)	533	593	864	997
(1) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

The Otjikoto Mine in Namibia, in which the Company holds a 90% interest, also had a solid second quarter with gold production of 37,421 ounces (Q2 2018 – 40,678 ounces), 3% (1,045 ounces) above budget, mainly due to slightly higher than budgeted throughput and recoveries. During the second quarter of 2019, the Otjikoto Mine processed 0.87 million tonnes (compared to budget of 0.85 million tonnes and 0.86 million tonnes in the second quarter of 2018) at an average grade of 1.36 g/t (compared to budget of 1.36 g/t and 1.49 g/t in the second quarter of 2018) with average gold recoveries of 98.5% (compared to budget of 98.0% and 98.7% in the second quarter of 2018). For the first half of 2019, the Otjikoto Mine produced 70,133 ounces of gold (H1 2018 – 80,177 ounces), above budget by 3% (2,320 ounces). During the first half of 2019, the Otjikoto Mine processed 1.67 million tonnes (compared to budget of 1.69 million tonnes and 1.69 million tonnes in the first half of 2018) at an average grade of 1.33 g/t (compared to budget of 1.28 g/t and 1.50 g/t in the first half of 2018) with average gold recoveries of 98.5% (compared to budget of 98.0% and 98.7% in the first half of 2018). As previously released, Otjikoto’s full year 2019 gold production is scheduled to be significantly weighted towards the second half of the year, as a higher-grade zone of the Otjikoto Pit is forecast to be processed in the third quarter of 2019 and high-grade ore production from Phase 2 of the Wolfshag Pit is scheduled to begin in late 2019.

For the second quarter of 2019, the Otjikoto Mine's cash operating costs (refer to “Non-IFRS Measures”) were $554 per gold ounce produced ($582 per ounce gold sold), 4% or $25 lower than budget and $49 per ounce or 10% higher compared with the second quarter of 2018. Cash operating costs in the first quarter of 2019 were higher than the prior year due to slightly lower ounce production and deeper mining than 2018. For the first half of 2019, the Otjikoto Mine's cash operating costs were $576 per gold ounce produced ($549 per gold ounce sold), 6% or $38 lower than budget and $40 per ounce or 7% higher compared with the first half of 2018. Year-to-date costs per ounce were lower than budgeted due to higher gold production and marginally lower processing costs than budgeted. In the first half of 2019, higher ore tonnes were mined and stockpiled than budgeted and less prestripping was incurred than budgeted from Phase 2 of the Otjikoto pit and Phase 2 of the Wolfshag pit. These positive ore tonnage reconciliations decreased the strip ratio and increased stockpiled tonnage for the first half of 2019.

All-in sustaining costs (refer to “Non-IFRS Measures”) for the second quarter of 2019 were $1,174 per gold ounce sold compared to a budget of $1,231 per gold ounce sold and $869 per gold ounce sold in the second quarter of 2018. All-in sustaining costs for the second quarter of 2019 were 5% lower than budget as a result of sustaining capital expenditures being $3 million lower than budgeted due to timing differences. Compared to the prior year quarter, all-in sustaining costs were significantly higher mainly due to the timing of prestripping costs (relating to Phase 2 and 3 of the Wolfshag Pit). Otjikoto’s all-in sustaining costs per ounce are forecast to significantly decrease in the second half of 2019, mainly due to higher than expected gold production in the second half and the timing of prestripping costs and equipment rebuilds weighted to the first half of the year. For the first half of 2019, all-in sustaining costs were $997 per gold ounce sold compared to a budget of $1,181 per ounce and $793 per gold ounce sold in the first half of 2019. All-in sustaining costs for the first half of 2019 were lower than budget as a result of the lower than budgeted cash operating costs as discussed above, higher gold ounces sold compared to budget and sustaining capital expenditures that were $7 million lower than budgeted. This difference related mainly to lower capitalized prestripping and is expected to be an overall capital expenditure saving versus budget for the year.

Capital expenditures in the second quarter of 2019 totalled $17 million, mainly consisting of $14 million for prestripping and $2 million in mobile equipment rebuilds and replacements. Capital expenditures for the six months ended June 30, 2019 totalled $25 million, mainly consisting of $18 million for prestripping and $6 million in mobile equipment rebuilds and replacements.

For full-year 2019, the Otjikoto Mine is forecast to produce between 165,000 and 175,000 ounces of gold, primarily from the Otjikoto Pit, at cash operating costs of between $520 and $560 per ounce sold and all-in sustaining costs of between $905 and $945 per ounce sold.
Discontinued Operations - El Limon Mine – Nicaragua

	Three months ended		Six months ended
	June 30,		June 30,
	2019	2018	2019	2018

Gold revenue ($ in thousands)	12,808	15,857	27,781	37,149
Gold sold (ounces)	9,791	12,225	21,195	28,075
Average realized gold price ($/ ounce)	1,308	1,297	1,311	1,323
Tonnes of ore milled	123,356	89,590	244,714	205,900
Grade (grams/ tonne)	3.12	4.07	3.23	3.92
Recovery (%)	93.1	94.8	93.4	95.0
Gold production (ounces)	11,458	11,109	23,689	24,638
Cash operating costs(1) ($/ gold ounce sold)	973	893	983	857
Cash operating costs(1) ($/ gold ounce produced)	953	893	916	956
Total cash costs(1) ($/ gold ounce sold)	1,053	970	1,068	940
All-in sustaining costs(1) ($/ gold ounce sold)	1,617	1,547	1,567	1,421
Capital expenditures ($ in thousands)	10,938	7,223	18,367	13,203
Exploration ($ in thousands)	743	2,490	1,208	3,798
(1) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

El Limon Mine in Nicaragua produced 11,458 ounces of gold in the second quarter of 2019, comparable to both budget and the prior year quarter. Site operations were generally on plan, with production from the new El Limon Central Pit continuing along with production from the Santa Pancha underground mine and development of the Veta Nueva underground mine. For the first half of 2019, El Limon Mine produced 23,689 ounces of gold (H1 2018 – 24,638 ounces), in-line with budget.

For the second quarter of 2019, El Limon Mine’s cash operating costs (refer to “Non-IFRS Measures”) were $953 per gold ounce produced ($973 per gold ounce sold), 4% below the budget of $997 per gold ounce produced and $893 per gold ounce produced for the prior year quarter. For the first half of 2019, El Limon's cash operating costs were $916 per gold ounce produced ($983 per gold ounce sold), in-line with the budget of $935 per ounce and higher than the prior year period cost of $956 per gold ounce produced.

All-in sustaining costs (refer to "Non-IFRS Measures") for the second quarter of 2019 were $1,617 per gold ounce sold compared to a budget of $1,354 per ounce and $1,547 per ounce for the prior year quarter. All-in sustaining costs were higher than budget due to slightly lower than budgeted gold sold due to the timing of gold sales and the higher than budgeted sustaining capital expenditures on Santa Pancha underground development resulting from a combination of higher than budgeted underground metres developed and slightly higher power costs. Underground development metres and associated costs are expected to be in-line with budget through the remainder of 2019. All-in sustaining costs for the first half of 2019 were $1,567 per gold ounce sold compared to a budget of $1,378 per gold ounce sold and $1,421 per gold ounce sold for the first half of 2018. All-in sustaining costs were higher than budget for the first half of 2019 due to the higher than budgeted sustaining capital expenditures on Santa Pancha underground development and slightly lower than budgeted gold sold due to the timing of gold sales.

Total capital expenditures in the second quarter of 2019 were $11 million, mainly consisting of $6 million for Limon Central prestripping and $4 million for underground development at the Santa Pancha and Veta Nueva underground mines. For the six months ended June 30, 2019, capital expenditures were $18 million, mainly consisting of $9 million for Limon Central prestripping and $7 million for Santa Pancha and Veta Nueva underground development.

For full-year 2019, El Limon is expected to produce between 55,000 and 60,000 ounces of gold at cash operating costs of between $720 and $760 per ounce sold and all-in sustaining costs of between $1,005 and $1,045 per ounce sold.

Ongoing El Limon Exploration and Development

Positive drilling results continue to expand El Limon Central zone to the north, indicating the potential to expand the Mineral Resources. The zone is also open to depth, indicating the potential to produce ore from underground in El Limon Central area once open-pit mining is completed.

Current plans for 2019 are to complete upgrades of the grinding circuit at a capital cost of approximately $3 million. This work is underway and is scheduled to be completed by October 2019. This upgrade is designed to allow the El Limon plant to maintain grind size and a throughput rate of 500,000 tpa when the harder Limon Central ore is fed to the mill.
Discontinued Operations - La Libertad Mine - Nicaragua

	Three months ended		Six months ended
	June 30,		June 30,
	2019	2018	2019	2018

Gold revenue ($ in thousands)	30,226	26,638	52,935	51,475
Gold sold (ounces)	22,791	20,484	40,063	39,042
Average realized gold price ($/ ounce)	1,326	1,300	1,321	1,318
Tonnes of ore milled	565,290	564,143	1,136,383	1,125,841
Grade (grams/ tonne)	1.48	1.25	1.26	1.21
Recovery (%)	95.4	95.1	95.4	93.9
Gold production (ounces)	25,672	21,408	43,758	40,775
Cash operating costs(1) ($/ gold ounce sold)	1,030	896	1,144	964
Cash operating costs(1) ($/ gold ounce produced)	936	875	1,110	945
Total cash costs(1) ($/ gold ounce sold)	1,060	924	1,173	992
All-in sustaining costs(1) ($/ gold ounce sold)	1,577	1,237	1,607	1,296
Capital expenditures ($ in thousands)	10,556	5,425	14,907	10,040
Exploration ($ in thousands)	748	1,566	1,894	2,733
(1) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

La Libertad Mine in Nicaragua produced 25,672 ounces of gold in the second quarter of 2019, 11% (2,476 ounces) above budget and 20% (4,264 ounces) higher compared to the prior year quarter. The higher gold production was largely due to higher than planned grade (from the San Juan and Mojon East Pits and the Jabali Underground Mine). The head grade for the quarter was 1.48 g/t versus a budget of 1.34 g/t and 1.25 g/t in the prior year quarter. For the first half of 2019, La Libertad Mine produced 43,758 ounces of gold, in-line with budget and 7% (2,983 ounces) higher than in the first half of 2018 as the grade-based gains in the second quarter recovered the shortfalls from the first quarter.

During the quarter, the Company received the mining permit for the new Jabali Antenna open-pit and has commenced construction of roads and other related infrastructure. The Company anticipates that production will start from the pit in September 2019 (as budgeted).

For the second quarter of 2019, La Libertad's cash operating costs (refer to "Non-IFRS Measures") were $936 per gold ounce produced ($1,030 per gold ounce sold), which was on budget but $61 higher than the second quarter of 2018. The higher cash operating cost per gold ounce sold compared to cash operating cost per gold ounce produced resulted from the sale of higher costed opening inventory balances during the second quarter of 2019. For the first half of 2019, La Libertad's cash operating costs were $1,110 per gold ounce produced ($1,144 per gold ounce sold), which was $134 per gold ounce produced higher than budget and $165 per gold ounce produced higher than the first half of 2018. La Libertad's cash operating costs were higher than budget due to higher mining costs resulting from higher than budgeted waste tonnes mined at the San Diego and San Juan pits. In the first half of 2019, operations moved additional waste that had not been moved as planned in 2018 due to temporary limitations in mining fleet capacity in the second half of 2018. The fleet capacity issues were resolved by late 2018 and movement of the additional waste material was caught up by the end of the first half of 2019. The remainder of the year is expected to more closely follow budgeted waste movement.

All-in sustaining costs (refer to “Non-IFRS Measures”) for the second quarter of 2019 were $1,577 per gold ounce sold compared to a budget of $1,225 per gold ounce sold and $1,237 per gold ounce sold for the second quarter of 2018. As previously released, La Libertad's all-in sustaining costs are forecast to decrease in the second half of 2019 compared to the first half of the year. The higher than budgeted all-in sustaining costs for the second quarter of 2019 resulted from higher than budgeted sustaining capital expenditures arising from timing delays from the first quarter of 2019 in developing the Jabali Antenna open-pit and underground mines ($2 million) and the construction of the tailings storage facility ($4 million) as well as by higher cash operating costs as described above. All-in sustaining costs for the first half of 2019 were $1,607 per gold ounce sold compared to a budget of $1,494 per gold ounce sold and $1,296 per gold ounce sold for the first half of 2018. The higher than budgeted all-in sustaining costs for the first half of 2019 resulted from higher cash operating costs per ounce as described above and lower than budgeted sales partially offset by lower than budgeted sustaining capital expenditures.

Total capital expenditures in the second quarter of 2019 were $11 million, mainly consisting of $8 million for tailings storage facility construction and $2 million for land purchase and resettlement related to the Jabali Antenna open-pit. For the six months ended June 30, 2019, capital expenditures totalled $15 million, mainly consisting of $11 million for tailings storage facility construction and $3 million for land purchase and resettlement related to the Jabali Antenna open-pit.

For full-year 2019, La Libertad Mine is expected to produce between 95,000 and 100,000 ounces of gold at cash operating costs of between $840 and $880 per ounce and all-in sustaining costs of between $1,150 and $1,190 per ounce. Gold production is scheduled to be weighted towards the second-half of the year with development of the new Jabali Antenna open-pit planned for August and September 2019, and ore production expected to begin in October 2019. All necessary permits to develop the Jabali Antenna open-pit have now been received.

Current plans at La Libertad include mining and processing into 2020, with a combination of mineral reserves and mineral resources. The Company is currently updating its LoM plan for La Libertad based on revised estimates for the timing of expected production from its existing ore sources and the expected timing for bringing Jabali Antenna open-pit on line. The Company has a successful track record of converting its mineral resources to reserves and exploration for additional mineral targets continues. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

LIQUIDITY AND CAPITAL RESOURCES
At June 30, 2019, the Company had cash and cash equivalents of $114 million (excluding $10 million of cash associated with discontinued operations) compared to cash and cash equivalents of $103 million at December 31, 2018. Working capital at June 30, 2019 (excluding $35 million of working capital related to assets and liabilities classified as held for sale) was $192 million compared to $156 million at December 31, 2018 (December 31, 2018 balance sheet presentation remains unchanged.) At June 30, 2019, the Company had drawn $375 million under the $600 million RCF, leaving an undrawn and available balance under the existing facility of $225 million.
On May 10, 2019, the Company entered into a revised RCF agreement with its existing syndicate of banks plus one new lender, to upsize its RCF capacity from $500 million to $600 million and to increase the accordion feature from $100 million to $200 million. In addition, as a reflection of B2Gold's financial strength, the upsized RCF included increased flexibility for permitted borrowings and equipment financings, coupled with less onerous financial covenants and lower pricing. The syndicate includes HSBC, ING Bank N.V. and The Bank of Nova Scotia as Joint Lead Arrangers and Joint Bookrunners, and the balance of the syndicate includes Canadian Imperial Bank of Commerce as Documentation Agent and Bank of Montreal and Société Générale as lenders. HSBC will continue to act as the Administrative Agent for the facility.

The revised RCF bears interest on a sliding scale of between LIBOR plus 2.125% to 2.75% based on the Company’s consolidated net leverage ratio. Commitment fees for the undrawn portion of the facility are also on a similar sliding scale basis of between 0.48% and 0.62%. The term of the revised RCF is four years, maturing on May 9, 2023.

The Company has provided security on the RCF in the form of a general security interest over the Company’s assets and pledges creating a charge over the shares of certain of the Company’s direct and indirect subsidiaries. In connection with the RCF, the Company must also maintain certain ratios for leverage and interest coverage. As at June 30, 2019, the Company was in compliance with these debt covenants.
The upsized RCF, coupled with strong operating cash flows from the Company's existing mine operations, is expected to provide the Company with continued financial flexibility to advance existing assets and pursue exploration opportunities.

The Company’s current strategy is to continue to reduce debt, expand the Fekola Mine throughput and annual production, further advance its pipeline of development and exploration projects and evaluate exploration opportunities.

During the six months ended June 30, 2019, the Company made repayments of $25 million on the RCF.
During the three and six months ended June 30, 2019, the Company delivered 10,113 and 25,282 ounces, respectively, into Prepaid Gold Sales contracts valued at $12 million and $30 million, respectively. As the Company physically delivered ounces into the contracts, the portion of the Prepaid Sales relating to the delivered ounces was recognized as gold revenue in the Condensed Interim Consolidated Statement of Operations.
As at June 30, 2019, Company had delivered into all of its Prepaid Gold Sales contracts and had no contracts outstanding.

For the three and six months ended June 30, 2019, resource property expenditures totalled $74 million and $132 million respectively. The most significant expenditures were on the Fekola Mine with expenditures of $13 million and $34 million, respectively, the Masbate Mine had capital expenditures of $8 million and $16 million, respectively, the Otjikoto Mine had capital expenditures of $17 million and $25 million, respectively, and capital expenditures on discontinued operations were $23 million and $37 million, respectively.
As at June 30, 2019, the Company had the following commitments (in addition to those disclosed elsewhere in the management's discussion and analysis):
•For payments at the Fekola Mine of $6 million for mobile equipment, all of which is expected to be incurred in 2019, and $15 million for the plant expansion, $12 million of which is expected to be incurred in 2019 and $3 million of which will be incurred in 2020.
•For payments of $2 million for mobile equipment at the Masbate Mine, all of which is expected to be incurred in 2019.

Derivative financial instruments

Forward contracts - fuel oil, gas oil, diesel
During the six months ended June 30, 2019, the Company entered into additional forward contracts for the purchase of 24,852,000 litres of gas oil and additional collar contracts for 19,202,000 litres of gas oil with settlements scheduled between August 2019 and January 2021. These derivative instruments were not designated as hedges by the Company and are being recorded at fair value through profit and loss ("FVTPL").
The following is a summary, by maturity dates, of the Company’s fuel derivatives contracts outstanding as at June 30, 2019:

	2019	2020	2021	Total
Forward – fuel oil:
Litres (thousands)	16,301	16,438	—	32,739
Average strike price	$0.32	$0.33	$—	$0.33

Forward – gas oil:
Litres (thousands)	18,068	21,908	1,717	41,693
Average strike price	$0.46	$0.49	$0.49	$0.48

Forward – diesel:
Litres (thousand)	1,079	1,599	—	2,678
Average strike price	$0.53	$0.57	$—	$0.55

Collars - fuel oil:
Litres (thousand)	6,536	10,697	1,969	19,202
Average ceiling price	$0.29	$0.27	$0.27	$0.28
Average floor price	$0.42	$0.40	$0.40	$0.41
The unrealized fair value of these contracts at June 30, 2019 was $1 million.
Interest rate swaps
On January 24, 2019, the Company entered into a series of interest swaps with a notional amount of $125 million with settlements scheduled between April 2019 and July 2021. Under these contracts, the Company receives a floating rate equal to the 3 month United States dollar LIBOR rate and pays a fixed rate of between 2.36% and 2.67%. These derivative instruments were not designated as hedges by the Company and are being recorded at FVTPL. The unrealized fair value of these contracts at June 30, 2019 was $(2) million.

Operating activities

Cash flow provided by operating activities was $93 million in the second quarter of 2019 compared to $86 million in the second quarter of 2018, an increase of $7 million. Included in cash flow provided by operating activities was cash provided by operating activities of discontinued operations of $9 million (Q2 2018 - $6 million). The increase reflects higher revenues of $25 million partially offset by higher income tax installment payments including $40 million for Fekola. The Fekola Mine 2018 priority dividend of $16 million was paid in July 2019. Total cash income tax payments for 2019, including the final Fekola 2018 taxes due, the Fekola 2018 priority dividend and 2019 corporate tax installments, are currently estimated to be approximately $120 million.

Cash flow provided by operating activities was $179 million in the first half of 2019 compared to $233 million in the first half of 2018, a decrease of $54 million. Included in cash flow provided by operating activities for the first half of 2019 was cash provided by operating activities of discontinued operations of $11 million (H1 2018 - $15 million). The decrease reflects lower revenues of $9 million, higher production costs of $20 million and higher income tax installment payments including $47 million for Fekola.
Financing activities
The Company’s cash from financing activities for the three months ended June 30, 2019 was a net outflow of $38 million. During the second quarter of 2019, the Company received proceeds from the exercise of stock options of $7 million, made a repayment of $25 million on the RCF, incurred $6 million in transaction costs related to the revised RCF, made equipment loan facility repayments of $10 million and interest and commitment payments of $6 million.

The Company’s cash from financing activities for the six months ended June 30, 2019 was a net outflow of $27 million. During the first half of 2019, the Company received proceeds from the exercise of stock options of $28 million, made a repayment of $25 million on the RCF, incurred $6 million in transaction costs related to the revised RCF, made equipment loan facility repayments of $12 million and interest and commitment payments of $12 million.
Investing activities
For the three and six months ended June 30, 2019, resource property expenditures totalled $73 million and $132 million respectively. The most significant expenditures were on the Fekola Mine with expenditures of $13 million and $34 million, respectively, the Masbate Mine had capital expenditures of $8 million and $16 million, respectively, the Otjikoto Mine had capital expenditures of $17 million and $25 million, respectively, and capital expenditures on discontinued operations were $23 million and $37 million, respectively (refer to “Review of Mining Operations and Development Projects" section for additional details of capital expenditures). Other development and exploration expenditures for the three and six months ended June 30, 2019 were $13 million and $19 million, respectively.
Exploration
Resource property expenditures on exploration are disclosed in the table below.

	For the three months ended June 30, 2019	For the three months ended June 30, 2018	For the six months ended June 30, 2019	For the six months ended June 30, 2018
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)
Fekola Mine, exploration	6,215	5,055	8,310	7,040
Masbate Mine, exploration	1,103	1,119	2,065	2,217
Otjikoto Mine, exploration	533	593	864	997
Fekola Regional, exploration	710	2,003	948	5,202
Toega Project, exploration	682	2,749	1,153	4,938
Kiaka Project, exploration	1,442	1,171	1,922	1,324
Ondundu Project, exploration	530	623	737	952
Finland Properties, exploration	58	676	278	1,254
Other	1,290	1,061	2,907	2,171

	12,563	15,050	19,184	26,095

B2Gold is planning another year of aggressive exploration in 2019 with a budget of approximately $43 million. Exploration will focus mainly on West Africa and around the Company's mines. 2019 will see approximately $21 million being spent on exploration in Mali, Burkina Faso and Ghana. The Company has also allocated approximately $8 million for other grass roots exploration programs. Subsequent to second quarter of 2019, the Company increased the Mali exploration budget by $3 million for drilling of new exploration targets and by $0.5 million for additional exploration at Masbate, increasing the total exploration budget for 2019 to $46.5 million.

Fekola Mine

Surface exploration, regional drilling and geophysics at Fekola to date have identified numerous targets. For 2019, exploration on the licenses in Mali is budgeted to total $18 million. In 2019, the Company has continued its drilling program to convert Fekola’s Inferred Resources to Indicated and further explore the potential to the north of Fekola. Drilling has started on the new Cardinal target, located less than 1 km west of the Fekola Pit.

Drilling to infill the existing Inferred Mineral Resources to Indicated Mineral Resources has been completed and the Company is awaiting assay results. Once assay results are received, a new resource model will be completed. Mineralization remains open to the north and down plunge, indicating the potential to further increase Fekola Mineral Resources and Reserves (see news release dated October 25, 2018) – an updated Mineral Resource will be announced in Q4 2019. This will allow the engineering group to complete an updated design pit and new Mineral Reserves, along with an updated Fekola LoM plan by the end of Q1 2020.

A large exploration drilling program has commenced to further test the Fekola North, Fekola South, Cardinal and Anaconda zones.

Fekola Regional

The Anaconda Mineral Resource includes the Anaconda, Adder, Cobra, Cascabel, Mamba and Boomslang zones which occur as flat-lying to slightly dipping mineralized zones within saprolite and saprock. This resource occurs near surface and remains open along strike. At present, the combined Anaconda-Adder saprolite zone extends over 4.5 kilometres along strike and up to 500 metres wide at Anaconda and up to 200 metres wide at Adder. Within these zones, mineralized saprolite varies from several metres to over 40 metres thick, with an average true thickness of approximately 13.5 metres. In addition, drilling below the saprolite resource at the Anaconda, Adder and Mamba zones has discovered three, well mineralized bedrock (sulphide) zones, indicating the potential for large, Fekola-style mineralized zones.
In June 2017, the Company released an Inferred Mineral Resource estimate containing 767,000 ounces of gold at 1.1 g/t at Anaconda in the saprolite mineralization. In 2019, the Company has budgeted $3 million for 14,000 metres of RC and diamond drilling on the Anaconda zones, located approximately 20 km from Fekola, to further drill mineralized sulphide targets, below the shallow oxidized saprolite zones where previous drilling has intersected good grade mineralization. This drilling has commenced on extending the Anaconda resource and testing of deeper sulphide targets. Subsequent to second quarter of 2019, the Company increased the Mali exploration budget by $3 million for drilling of new exploration targets.

Otjikoto Mine and Regional Exploration

The total exploration budget for Namibia in 2019 is $5 million. Exploration in 2019 will include 17,000 metres of diamond drilling and 4,000 metres of RAB drilling split between the Otjikoto Project and the Ondundu joint venture, located approximately 200 km southwest of Otjikoto. The majority of the diamond drilling will be testing down plunge of the Otjikoto and Wolfshag open pits.

Masbate Mine

The Masbate exploration budget for 2019 is approximately $4 million including 12,400 metres of diamond drilling. The program will include brownfields drilling to upgrade resources within the mine license and drilling on identified exploration targets within the mine area. In the second quarter of 2019, an additional $500,000 was approved to test some of the resources deeper.

Kiaka and Toega Projects

In Burkina Faso, the 2019 exploration budget is $3 million for the Toega prospect and the Kiaka Regional district. Continued exploration drilling of 6,000 metres of RC drilling will be focused on testing regional targets around the Toega and Kiaka deposits generated by the 2018 drilling and mapping.

Other Greenfield Exploration

Given B2Gold’s exploration teams successful discovery history, the Company has budgeted $8 million for greenfield exploration opportunities internationally in 2019, as it continues to pursue early stage exploration discoveries through property acquisitions and joint ventures with junior exploration companies.

Discontinued Operations - La Libertad Mine

La Libertad’s exploration budget for 2019 is approximately $3 million for a total of 3,400 metres of planned diamond drilling, to test several identified regional surface targets.

Discontinued Operations - El Limon Mine

Positive drilling results continue to expand El Limon Central zone to the north and at depth, indicating the potential to expand the Mineral Resources. The zone is open to depth, indicating the potential to produce ore from underground in El Limon Central area.

El Limon’s exploration budget for 2019 is approximately $3 million for a total of 3,300 metres of planned diamond drilling. The program will focus on drilling the northern extension of the El Limon Central zone and other targets identified on the property. The El Limon Central zone remains open at depth.

CRITICAL ACCOUNTING ESTIMATES
Full disclosure of the Company’s accounting policies and significant accounting judgments and estimation uncertainties in accordance with IFRS can be found in Notes 4 and 5 of its audited consolidated financial statements as at December 31, 2018. Management considers the following estimates to be the most critical in understanding the judgments involved in preparing the Company’s interim consolidated financial statements and the uncertainties that could impact its results of operations, financial condition and cash flows:
Uncertain tax positions
The Company’s operations involve the application of complex tax regulations in multiple international jurisdictions. Determining the tax treatment of a transaction requires the Company to apply judgement in its interpretation of the applicable tax law. These positions are not final until accepted by the relevant tax authority. The tax treatment may change based on the result of assessments or audits by the tax authorities often years after the initial filing.

The Company recognizes and records potential liabilities for uncertain tax positions based on its assessment of the amount, or range of amounts, of tax that will be due. The Company adjusts these accruals as new information becomes available. Due to the complexity and uncertainty associated with certain tax treatments, the ultimate resolution could result in a payment that is materially different from the Company’s current estimate of the tax liabilities.

On July 19, 2019, the Company was informed by its joint-venture partner for the Gramalote property, AngloGold Ashanti Ltd. (“AngloGold Ashanti”) of an ongoing Colombian tax dispute. In December 2017, the Gramalote Joint Venture received notice from the Colombian Tax Office (DIAN) that it disagreed with the Company’s tax treatment of certain items in the 2013 income tax return resulting in and assessment with additional income taxes and penalty fines. This assessment is currently being appealed by the Gramalote Joint Venture and the outcome of this appeal cannot be determined at this time. The Company does not believe that its share of any taxes payable under the assessment are material and no provision for any amounts that may be payable have been recorded at this time, pending the outcome of the appeal process.
Impairment of long-lived assets
Long-lived assets are tested for impairment, or reversal of a previous impairment, if there is an indicator of impairment or a subsequent reversal. Calculating the estimated recoverable amount of cash generating units for long-lived asset requires management to make estimates and assumptions with respect to future production levels, mill recoveries, operating and capital costs, future metal prices, foreign exchange rates, taxation rates, and discount rates in its life-of-mine plans and preparation of updated technical studies when relevant. Changes in any of the assumptions or estimates used in determining the recoverable amount could impact the analysis. Such changes could be material.
Ore reserve and resource estimates
Ore reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. The Company estimates its ore reserves and mineral resources based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and requires complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, metallurgical recoveries, permitting and production costs along with geological assumptions and judgments made in estimating the size, and grade of the ore body. Changes in the reserve or resource estimates may impact the carrying value of mining interests, mine restoration provisions, recognition of deferred tax assets, depreciation and amortization charges and royalties receivable.

NEW ACCOUNTING STANDARDS ADOPTED
The following standard has been adopted as at January 1, 2019 in accordance with the transitional provisions outlined in the respective standard. The effect of adoption of this new pronouncement is outlined below and in Note 2 to the Company's unaudited condensed interim consolidated financial statements as at June 30, 2019.

IFRS 16 - Leases
IFRS 16, Leases eliminates the classification of leases as either operating or finance leases and introduces a single lessee model which requires the lessee to recognize assets and liabilities for all leases with a term of longer than 12 months, with the exception of low-value assets. The Company adopted IFRS 16 effective January 1, 2019, using the modified retrospective approach. As a result, comparative information has not been restated and is accounted for under IAS 17, Leases. The effect of adopting this new pronouncement is outlined below and in more detail in Note 2 to our condensed interim consolidated financial statements as at June 30, 2019.

Upon transition to IFRS 16, the Company recognized right-of-use assets and initial lease liabilities totalling $8 million. The lease liabilities have remaining terms of between 1 and 15 years and are discounted at borrowing rates ranging from 5% to 13%.

The Company applied the following practical expedients in the adoption of IFRS 16:
•Applied the exception not to recognize right-of-use assets for leases with a term of 12 months or less remaining at January 1, 2019;
•For contracts previously determined to contain a finance lease under IAS 17, used the carrying amount of the right-of-use asset and lease liability determined under IAS 17;
•Excluded initial direct costs from measuring right-of-use assets at the date of initial application;
•For certain classes of assets, the Company has elected to account for both the lease and non-lease components as a single lease component.

For the three and six months ended June 30, 2019, payments totalling $0 million and $1 million, respectively, relating to short-term leases (those with a term of 12 months or less) and $15 million and $28 million, respectively, relating to variable lease payments (including both lease and non-lease components) have been expensed in the condensed interim consolidated statement of operations.

RISKS AND UNCERTAINTIES
The exploration and development of natural resources are highly speculative in nature and the Company’s business operations, investments and prospects are subject to significant risks. For details of these risks, please refer to the risk factors set forth in the Company’s current Annual Information Form, which can be found under the Company’s corporate profile on SEDAR at www.sedar.com, the Company’s current Form 40-F Annual Report, which can be found on EDGAR at www.sec.gov, and the Company’s other filings and submissions with securities regulators on SEDAR and EDGAR, which could materially affect the Company’s business, operations, investments and prospects and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair the business, operations, investments and prospects of the Company. If any of the risks actually occur, the business of the Company may be harmed and its financial condition and results of operations may suffer significantly.
INTERNAL CONTROL OVER FINANCIAL REPORTING
The Company’s management, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. As a result, even those systems determined to be effective can only provide reasonable assurance regarding the preparation of financial statements.
The Company’s management has determined that there has been no change in the Company’s internal control over financial reporting during the three months ended June 30, 2019, that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

NON-IFRS MEASURES
Cash operating costs per gold ounce sold and total cash costs per gold ounce sold
‘‘Cash operating costs per gold ounce’’ and “total cash costs per gold ounce” are common financial performance measures in the gold mining industry but, as non-IFRS measures, they do not have a standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. Management believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance and ability to generate cash flow. Accordingly, these measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures, along with sales, are considered to be a key indicator of the Company’s ability to generate earnings and cash flow from its mining operations.
Cash cost figures are calculated on a sales basis in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is the accepted standard of reporting cash cost of production in North America. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. Other companies may calculate these measures differently. Cash operating costs and total cash costs per gold ounce sold are derived from amounts included in the statement of operations and include mine site operating costs such as mining, processing, smelting, refining, transportation costs, royalties and production taxes, less silver by-product credits. Effective January 1, 2019, the Company began presenting these measures on a sales basis in addition to a production basis. Prior period comparatives have been updated to reflect this change. The tables below show a reconciliation of cash operating costs per gold ounce sold and total cash costs per gold ounce sold to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis:

	For the three months ended June 30, 2019
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total from Continuing Operations	El Limon Mine	La Libertad Mine	Total from Discontinued Operations	Grand Total
	$	$	$	$	$	$	$	$

Production costs	39,596	35,130	20,587	95,313	9,531	23,477	33,008	128,321
Royalties and production taxes	11,901	3,795	1,856	17,552	783	691	1,474	19,026

Total cash costs	51,497	38,925	22,443	112,865	10,314	24,168	34,482	147,347

Gold sold (ounces)	106,200	62,100	35,400	203,700	9,791	22,791	32,582	236,282

Cash operating costs per ounce ($/ gold ounce sold)	373	566	582	468	973	1,030	1,013	543

Total cash costs per ounce ($/ gold ounce sold)	485	627	634	554	1,053	1,060	1,058	624

	For the three months ended June 30, 2018
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total from Continuing Operations	El Limon Mine	La Libertad Mine	Total from Discontinued Operations	Grand Total
	$	$	$	$	$	$	$	$

Production costs	30,954	26,339	21,374	78,667	10,913	18,360	29,273	107,940
Royalties and production taxes	10,349	4,700	2,074	17,123	944	561	1,505	18,628

Total cash costs	41,303	31,039	23,448	95,790	11,857	18,921	30,778	126,568

Gold sold (ounces)	100,100	48,400	39,529	188,029	12,225	20,484	32,709	220,738

Cash operating costs per ounce ($/ gold ounce sold)	309	544	541	418	893	896	895	489

Total cash costs per ounce ($/ gold ounce sold)	413	641	593	509	970	924	941	573

	For the six months ended June 30, 2019
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total from Continuing Operations	El Limon Mine	La Libertad Mine	Total from Discontinued Operations	Grand Total
	$	$	$	$	$	$	$	$

Production costs	85,624	62,647	39,879	188,150	20,833	45,840	66,673	254,823
Royalties and production taxes	23,697	8,015	3,794	35,506	1,804	1,172	2,976	38,482

Total cash costs	109,321	70,662	43,673	223,656	22,637	47,012	69,649	293,305

Gold sold (ounces)	222,000	112,500	72,600	407,100	21,195	40,063	61,258	468,358

Cash operating costs per ounce ($/ gold ounce sold)	386	557	549	462	983	1,144	1,088	544

Total cash costs per ounce ($/ gold ounce sold)	492	628	602	549	1,068	1,173	1,137	626

	For the six months ended June 30, 2018
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total from Continuing Operations	El Limon Mine	La Libertad Mine	Total from Discontinued Operations	Grand Total
	$	$	$	$	$	$	$	$

Production costs	64,086	59,580	44,868	168,534	24,048	37,656	61,704	230,238
Royalties and production taxes	23,635	8,382	4,356	36,373	2,334	1,083	3,417	39,790

Total cash costs	87,721	67,962	49,224	204,907	26,382	38,739	65,121	270,028

Gold sold (ounces)	222,700	108,400	82,358	413,458	28,075	39,042	67,117	480,575

Cash operating costs per ounce ($/ gold ounce sold)	288	550	545	408	857	964	919	479

Total cash costs per ounce ($/ gold ounce sold)	394	627	598	496	940	992	970	562
Cash operating costs per gold ounce produced
In addition to Cash operating costs on a per gold ounce sold basis, the Company also presents Cash operating costs on a per gold produced basis. Cash operating costs per gold ounce produced is derived from amounts included in the statement of operations and include mine site operating costs such as mining, processing, smelting, refining, transportation costs, less silver by-product credits. The tables below show a reconciliation of cash operating costs per gold ounce produced to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis:

	For the three months ended June 30, 2019
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total from Continuing Operations	El Limon Mine	La Libertad Mine	Total from Discontinued Operations	Grand Total
	$	$	$	$	$	$	$	$

Production costs	39,596	35,130	20,587	95,313	9,531	23,477	33,008	128,321
Inventory sales adjustment	2,172	(2,294)	130	8	1,390	547	1,937	1,945

Cash operating costs	41,768	32,836	20,717	95,321	10,921	24,024	34,945	130,266

Gold produced (ounces)	113,897	57,572	37,421	208,890	11,458	25,672	37,130	246,020

Cash operating costs per ounce ($/ gold ounce produced)	367	570	554	456	953	936	941	529

	For the three months ended June 30, 2018
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total from Continuing Operations	El Limon Mine	La Libertad Mine	Total from Discontinued Operations	Grand Total
	$	$	$	$	$	$	$	$

Production costs	30,954	26,339	21,374	78,667	10,913	18,360	29,273	107,940
Inventory sales adjustment	4,824	2,489	(835)	6,478	(988)	363	(625)	5,853

Cash operating costs	35,778	28,828	20,539	85,145	9,925	18,723	28,648	113,793

Gold produced (ounces)	112,644	54,254	40,678	207,576	11,109	21,408	32,517	240,093

Cash operating costs per ounce ($/ gold ounce produced)	318	531	505	410	893	875	881	474

	For the six months ended June 30, 2019
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total from Continuing Operations	El Limon Mine	La Libertad Mine	Total from Discontinued Operations	Grand Total
	$	$	$	$	$	$	$	$

Production costs	85,624	62,647	39,879	188,150	20,833	45,840	66,673	254,823
Inventory sales adjustment	(1,539)	(747)	519	(1,767)	858	2,746	3,604	1,837

Cash operating costs	84,085	61,900	40,398	186,383	21,691	48,586	70,277	256,660

Gold produced (ounces)	224,246	115,053	70,133	409,432	23,689	43,758	67,447	476,879

Cash operating costs per ounce ($/ gold ounce produced)	375	538	576	455	916	1,110	1,042	538

	For the six months ended June 30, 2018
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total from Continuing Operations	El Limon Mine	La Libertad Mine	Total from Discontinued Operations	Grand Total
	$	$	$	$	$	$	$	$

Production costs	64,086	59,580	44,868	168,534	24,048	37,656	61,704	230,238
Inventory sales adjustment	2,267	(1,958)	(1,860)	(1,551)	(495)	872	377	(1,174)

Cash operating costs	66,353	57,622	43,008	166,983	23,553	38,528	62,081	229,064

Gold produced (ounces)	226,786	107,401	80,177	414,364	24,638	40,775	65,413	479,777

Cash operating costs per ounce ($/ gold ounce produced)	293	537	536	403	956	945	949	477
All-in sustaining costs per gold ounce
In June 2013, the World Gold Council, a non-regulatory association of the world’s leading gold mining companies established to promote the use of gold to industry, consumers and investors, provided guidance for the calculation of the measure “all-in sustaining costs per gold ounce”, but as a non-IFRS measure, it does not have a standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. The World Gold Council standard became effective January 1, 2014. Management believes that the all-in sustaining costs per gold ounce measure provides additional insight into the costs of producing gold by capturing all of the expenditures required for the discovery, development and sustaining of gold production and allows the Company to assess its ability to support capital expenditures to sustain future production from the generation of operating cash flows. Management believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company's performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. The Company has applied the principles of the World Gold Council recommendations and has reported all-in sustaining costs on a sales basis. Other companies may calculate these measures differently.
On November 16, 2018, the World Council announced an update to its Guidance Note on all-in sustaining costs with application effective starting January 1, 2019. This update is intended to provide additional transparency about the costs of gold production and support further consistency of application of the Guidance Note. The major updates to the Guidance Note include providing a more specific definition of non-sustaining costs as those costs incurred at ‘new operations’ and costs related to ‘major projects at existing operations’ where these projects will materially benefit the operation in the future. The Guidance Note has defined ‘material benefit’ as an increase of at least 10% in annual or life of mine production, net present value or reserves compared to the remaining life of the operation. In addition, the Guidance Note has been updated to clarify that production phase capitalized stripping only meets the definition of non-sustaining if the stripping is expected to take at least 12 months and the subsequent ore production phase is expected to be more than 5 years. This clarification on capitalized stripping is expected to result in the majority of the Company’s deferred stripping being now classified as sustaining whereas previously, portions would have been classified as non-sustaining if the stripping did not benefit the current year’s production. The Company adopted the updates to the Guidance Note, including presenting all-in sustaining costs on a sales-basis, effective January 1, 2019. Prior period comparatives have been updated to reflect the change to a sale-basis measure only.
B2Gold defines all-in sustaining costs per ounce as the sum of cash operating costs, royalties and production taxes, capital expenditures and exploration costs that are sustaining in nature, sustaining lease expenditures, corporate general and administrative costs, share-based payment expenses related to RSUs/DSUs, community relations expenditures, reclamation liability accretion and realized (gains) losses on fuel derivative contracts, all divided by the total gold ounces sold to arrive at a per ounce figure.

The tables below show a reconciliation of all-in sustaining costs per ounce to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis for the three months ended June 30, 2019:

	For the three months ended June 30, 2019
	Fekola Mine	Masbate Mine	Otjikoto Mine	Corporate	Total from Continuing Operations	El Limon Mine	La Libertad Mine	Total from Discontinued Operations	Grand Total
	$	$	$	$	$	$	$	$	$

Production costs	39,596	35,130	20,587	—	95,313	9,531	23,477	33,008	128,321
Royalties and production taxes	11,901	3,795	1,856	—	17,552	783	691	1,474	19,026
Corporate administration	1,815	1,455	1,249	7,173	11,692	678	500	1,178	12,870
Share-based payments – RSUs/DSUs(1)	21	—	—	2,577	2,598	—	—	—	2,598
Community relations	(53)	165	352	—	464	356	214	570	1,034
Reclamation liability accretion(2)	163	135	117	—	415	104	188	292	707
Realized (gains) losses on fuel derivative contracts	(614)	(601)	(382)	—	(1,597)	—	(29)	(29)	(1,626)
Sustaining lease expenditures	194	268	107	175	744	—	—	—	744
Sustaining capital expenditures(3)	7,088	6,113	17,221	—	30,422	4,381	10,556	14,937	45,359
Sustaining mine exploration(3)	6,215	26	445	—	6,686	—	348	348	7,034

Total all-in sustaining costs	66,326	46,486	41,552	9,925	164,289	15,833	35,945	51,778	216,067

Gold sold (ounces)	106,200	62,100	35,400	—	203,700	9,791	22,791	32,582	236,282

All-in sustaining cost per ounce ($/ gold ounce sold)	625	749	1,174	—	807	1,617	1,577	1,589	914
(1) Included as a component of Share-based payments on the statement of operations.
(2) Excludes reclamation accretion relating to Kiaka and Toega.
(3) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below.

The table below shows a reconciliation of sustaining capital expenditures to operating mine capital expenditures as extracted from the unaudited condensed interim consolidated financial statements for the three months ended June 30, 2019:

	For the three months ended June 30, 2019
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total from Continuing Operations	El Limon Mine	La Libertad Mine	Total from Discontinued Operations	Grand Total
	$	$	$	$	$	$	$	$

Operating mine capital expenditures	12,829	7,520	17,221	37,570	10,938	10,556	21,494	59,064
Mobile equipment purchases	(4)	—	—	(4)	—	—	—	(4)
Mine expansion equipment	(1,293)	—	—	(1,293)	—	—	—	(1,293)
Fadougou relocation	(1,762)	—	—	(1,762)	—	—	—	(1,762)
Fekola expansion	(2,682)	—	—	(2,682)	—	—	—	(2,682)
Masbate processing plant upgrade	—	(1,352)	—	(1,352)	—	—	—	(1,352)
Other	—	(55)	—	(55)	—	—	—	(55)
Limon Central	—	—	—	—	(6,182)	—	(6,182)	(6,182)
Plant Upgrade	—	—	—	—	(162)	—	(162)	(162)
Limon tailings project	—	—	—	—	(213)	—	(213)	(213)

Sustaining capital expenditures	7,088	6,113	17,221	30,422	4,381	10,556	14,937	45,359

The table below shows a reconciliation of sustaining mine exploration to operating mine exploration as extracted from the unaudited condensed interim consolidated financial statements for the three months ended June 30, 2019:

	For the three months of June 30, 2019
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total from Continuing Operations	El Limon Mine	La Libertad Mine	Total from Discontinued Operations	Grand Total
	$	$	$	$	$	$	$	$

Operating mine exploration	6,215	1,103	533	7,851	743	748	1,491	9,342
Regional exploration	—	(1,077)	(88)	(1,165)	(743)	(400)	(1,143)	(2,308)

Sustaining mine exploration	6,215	26	445	6,686	—	348	348	7,034

The tables below show a reconciliation of all-in sustaining costs per ounce to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis for the three months ended June 30, 2018:

	For the three months ended June 30, 2018
	Fekola Mine	Masbate Mine	Otjikoto Mine	Corporate	Total from Continuing Operations	El Limon Mine	La Libertad Mine	Total from Discontinued Operations	Grand Total
	$	$	$	$	$	$	$	$	$

Production costs	30,954	26,339	21,374	—	78,667	10,913	18,360	29,273	107,940
Royalties and production taxes	10,349	4,700	2,074	—	17,123	944	561	1,505	18,628
Corporate administration	655	918	1,840	6,167	9,580	554	608	1,162	10,742
Share-based payments – RSUs/DSUs(1)	63	—	—	229	292	—	—	—	292
Community relations	13	225	283	—	521	363	178	541	1,062
Reclamation liability accretion(2)	170	119	97	—	386	114	147	261	647
Realized (gains) losses on fuel derivative contracts	(703)	(894)	(376)	—	(1,973)	—	(126)	(126)	(2,099)
Sustaining lease expenditures	—	—	—	—	—	—	—	—	—
Sustaining capital expenditures(3)	3,817	4,961	8,473	—	17,251	5,643	5,272	10,915	28,166
Sustaining mine exploration(3)	—	606	593	—	1,199	387	336	723	1,922

Total all-in sustaining costs	45,318	36,974	34,358	6,396	123,046	18,918	25,336	44,254	167,300

Gold sold (ounces)	100,100	48,400	39,529	—	188,029	12,225	20,484	32,709	220,738

All-in sustaining cost per ounce ($/ gold ounce sold)	453	764	869	—	654	1,547	1,237	1,353	758

(1) Included as a component of Share-based payments on the statement of operations.
(2) Excludes reclamation accretion relating to Kiaka and Toega.
(3) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below.

The table below shows a reconciliation of sustaining capital expenditures to operating mine capital expenditures as extracted from the unaudited condensed interim consolidated financial statements for the three months ended June 30, 2018:

	For the three months ended June 30, 2018
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total from Continuing Operations	El Limon Mine	La Libertad Mine	Total from Discontinued Operations	Grand Total
	$	$	$	$	$	$	$	$

Operating mine capital expenditures	15,322	9,560	18,256	43,138	7,223	5,425	12,648	55,786
Carryover construction costs	(4,415)	—	—	(4,415)	—	—	—	(4,415)
Fadougou relocation	(2,768)	—	—	(2,768)	—	—	—	(2,768)
Tailing storage facilities stages 2 and 3	(1,981)	—	—	(1,981)	—	—	—	(1,981)
Mobile equipment purchases	(1,849)	—	—	(1,849)	—	—	—	(1,849)
Other	(492)	—	—	(492)	—	—	—	(492)
Masbate processing plant upgrade	—	(3,139)	—	(3,139)	—	—	—	(3,139)
Montana extension	—	(904)	—	(904)	—	—	—	(904)
Tailings storage facility stage 11	—	(530)	—	(530)	—	—	—	(530)
Other	—	(26)	—	(26)	—	—	—	(26)
Prestripping	—	—	(8,970)	(8,970)	—	—	—	(8,970)
Solar plant	—	—	(718)	(718)	—	—	—	(718)
Game farm	—	—	(95)	(95)	—	—	—	(95)
Plant upgrade	—	—	—	—	(856)	—	(856)	(856)
Land purchases	—	—	—	—	(172)	—	(172)	(172)
Limon tailings project	—	—	—	—	(201)	—	(201)	(201)
Limon Central	—	—	—	—	(181)	—	(181)	(181)
Veta Nueva underground development	—	—	—	—	(170)	—	(170)	(170)
Tailings storage facility	—	—	—	—	—	(153)	(153)	(153)

Sustaining capital expenditures	3,817	4,961	8,473	17,251	5,643	5,272	10,915	28,166

The table below shows a reconciliation of sustaining mine exploration to operating mine exploration as extracted from the unaudited condensed interim consolidated financial statements for the three months ended June 30, 2018:

	For the three months of June 30, 2018
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total from Continuing Operations	El Limon Mine	La Libertad Mine	Total from Discontinued Operations	Grand Total
	$	$	$	$	$	$	$	$

Operating mine exploration	5,055	1,119	593	6,767	2,490	1,566	4,056	10,823
Regional exploration	(5,055)	(513)	—	(5,568)	(2,103)	(1,230)	(3,333)	(8,901)

Sustaining mine exploration	—	606	593	1,199	387	336	723	1,922

The tables below show a reconciliation of all-in sustaining costs per ounce to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis for the six months ended June 30, 2019:

	For the six months ended June 30, 2019
	Fekola Mine	Masbate Mine	Otjikoto Mine	Corporate	Total from Continuing Operations	El Limon Mine	La Libertad Mine	Total from Discontinued Operations	Grand Total
	$	$	$	$	$	$	$	$	$

Production costs	85,624	62,647	39,879	—	188,150	20,833	45,840	66,673	254,823
Royalties and production taxes	23,697	8,015	3,794	—	35,506	1,804	1,172	2,976	38,482
Corporate administration	3,225	2,114	3,171	17,938	26,448	1,252	948	2,200	28,648
Share-based payments – RSUs/DSUs(1)	41	—	—	3,362	3,403	—	—	—	3,403
Community relations	394	277	472	—	1,143	709	270	979	2,122
Reclamation liability accretion(2)	342	282	245	—	869	217	400	617	1,486
Realized (gains) losses on fuel derivative contracts	(925)	(908)	(575)	—	(2,408)	—	(20)	(20)	(2,428)
Sustaining lease expenditures	388	574	190	349	1,501	—	—	—	1,501
Sustaining capital expenditures(3)	16,276	10,760	24,503	—	51,539	8,394	14,907	23,301	74,840
Sustaining mine exploration(3)	8,310	184	699	—	9,193	—	881	881	10,074

Total all-in sustaining costs	137,372	83,945	72,378	21,649	315,344	33,209	64,398	97,607	412,951

Gold sold (ounces)	222,000	112,500	72,600	—	407,100	21,195	40,063	61,258	468,358

All-in sustaining cost per ounce ($/ gold ounce sold)	619	746	997	—	775	1,567	1,607	1,593	882
(1) Included as a component of Share-based payments on the statement of operations.
(2) Excludes reclamation accretion relating to Kiaka and Toega.
(3) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below.

The table below shows a reconciliation of sustaining capital expenditures to operating mine capital expenditures as extracted from the unaudited condensed interim consolidated financial statements for the six months ended June 30, 2019:

	For the six months ended June 30, 2019
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total from Continuing Operations	El Limon Mine	La Libertad Mine	Total from Discontinued Operations	Grand Total
	$	$	$	$	$	$	$	$

Operating mine capital expenditures	34,113	15,964	24,503	74,580	18,367	14,907	33,274	107,854
Mobile equipment purchases	(4,880)	—	—	(4,880)	—	—	—	(4,880)
Mine expansion equipment	(1,293)	—	—	(1,293)	—	—	—	(1,293)
Fadougou relocation	(6,612)	—	—	(6,612)	—	—	—	(6,612)
Carryover construction costs	(1,738)	—	—	(1,738)	—	—	—	(1,738)
Fekola expansion	(3,314)	—	—	(3,314)	—	—	—	(3,314)
Masbate processing plant upgrade	—	(5,122)	—	(5,122)	—	—	—	(5,122)
Other	—	(82)	—	(82)	—	—	—	(82)
Limon Central	—	—	—	—	(9,378)	—	(9,378)	(9,378)
Plant Upgrade	—	—	—	—	(321)	—	(321)	(321)
Limon tailings project	—	—	—	—	(274)	—	(274)	(274)

Sustaining capital expenditures	16,276	10,760	24,503	51,539	8,394	14,907	23,301	74,840

The table below shows a reconciliation of sustaining mine exploration to operating mine exploration as extracted from the unaudited condensed interim consolidated financial statements for the six months ended June 30, 2019:

	For the six months of June 30, 2019
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total from Continuing Operations	El Limon Mine	La Libertad Mine	Total from Discontinued Operations	Grand Total
	$	$	$	$	$	$	$	$

Operating mine exploration	8,310	2,065	864	11,239	1,208	1,894	3,102	14,341
Regional exploration	—	(1,881)	(165)	(2,046)	(1,208)	(1,013)	(2,221)	(4,267)

Sustaining mine exploration	8,310	184	699	9,193	—	881	881	10,074

The tables below show a reconciliation of all-in sustaining costs per ounce to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis for the six months ended June 30, 2018:

	For the six months ended June 30, 2018
	Fekola Mine	Masbate Mine	Otjikoto Mine	Corporate	Total from Continuing Operations	El Limon Mine	La Libertad Mine	Total from Discontinued Operations	Grand Total
	$	$	$	$	$	$	$	$	$

Production costs	64,086	59,580	44,868	—	168,534	24,048	37,656	61,704	230,238
Royalties and production taxes	23,635	8,382	4,356	—	36,373	2,334	1,083	3,417	39,790
Corporate administration	2,544	1,580	3,518	12,708	20,350	1,306	1,104	2,410	22,760
Share-based payments – RSUs/DSUs(1)	128	—	—	792	920	—	—	—	920
Community relations	330	489	630	—	1,449	690	266	956	2,405
Reclamation liability accretion(2)	328	231	190	—	749	188	276	464	1,213
Realized (gains) losses on fuel derivative contracts	(1,095)	(1,502)	(562)	—	(3,159)	—	(250)	(250)	(3,409)
Sustaining lease expenditures	—	—	—	—	—	—	—	—	—
Sustaining capital expenditures(3)	11,461	11,285	11,343	—	34,089	10,724	9,859	20,583	54,672
Sustaining mine exploration(3)	1,985	1,286	981	—	4,252	591	587	1,178	5,430

Total all-in sustaining costs	103,402	81,331	65,324	13,500	263,557	39,881	50,581	90,462	354,019

Gold sold (ounces)	222,700	108,400	82,358	—	413,458	28,075	39,042	67,117	480,575

All-in sustaining cost per ounce ($/ gold ounce sold)	464	750	793	—	637	1,421	1,296	1,348	737
(1) Included as a component of Share-based payments on the statement of operations.
(2) Excludes reclamation accretion relating to Kiaka and Toega.
(3) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below.

The table below shows a reconciliation of sustaining capital expenditures to operating mine capital expenditures as extracted from the unaudited condensed interim consolidated financial statements for the six months ended June 30, 2018:

	For the six months ended June 30, 2018
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total from Continuing Operations	El Limon Mine	La Libertad Mine	Total from Discontinued Operations	Grand Total
	$	$	$	$	$	$	$	$

Operating mine capital expenditures	36,409	21,397	29,632	87,438	13,203	10,040	23,243	110,681
Carryover construction costs	(11,205)	—	—	(11,205)	—	—	—	(11,205)
Fadougou relocation	(4,459)	—	—	(4,459)	—	—	—	(4,459)
Tailing storage facilities stages 2 and 3	(5,727)	—	—	(5,727)	—	—	—	(5,727)
Mobile equipment purchases	(3,065)	—	—	(3,065)	—	—	—	(3,065)
Other	(492)	—	—	(492)	—	—	—	(492)
Masbate processing plant upgrade	—	(7,311)	—	(7,311)	—	—	—	(7,311)
Montana extension	—	(2,159)	—	(2,159)	—	—	—	(2,159)
Tailings storage facility stage 11	—	(530)	—	(530)	—	—	—	(530)
Other	—	(112)	—	(112)	—	—	—	(112)
Prestripping	—	—	(14,904)	(14,904)	—	—	—	(14,904)
Solar plant	—	—	(3,290)	(3,290)	—	—	—	(3,290)
Game farm	—	—	(95)	(95)	—	—	—	(95)
Plant upgrade	—	—	—	—	(943)	—	(943)	(943)
Land purchases	—	—	—	—	(362)	—	(362)	(362)
Limon tailings project	—	—	—	—	(547)	—	(547)	(547)
Limon Central	—	—	—	—	(457)	—	(457)	(457)
Veta Nueva underground development	—	—	—	—	(170)	—	(170)	(170)
Tailing storage facility	—	—	—	—	—	(181)	(181)	(181)

Sustaining capital expenditures	11,461	11,285	11,343	34,089	10,724	9,859	20,583	54,672

The table below shows a reconciliation of sustaining mine exploration to operating mine exploration as extracted from the unaudited condensed interim consolidated financial statements for the six months ended June 30, 2018:

	For the six months of June 30, 2018
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total from Continuing Operations	El Limon Mine	La Libertad Mine	Total from Discontinued Operations	Grand Total
	$	$	$	$	$	$	$	$

Operating mine exploration	7,040	2,217	997	10,254	3,798	2,733	6,531	16,785
Regional exploration	(5,055)	(931)	(16)	(6,002)	(3,207)	(2,146)	(5,353)	(11,355)

Sustaining mine exploration	1,985	1,286	981	4,252	591	587	1,178	5,430
Adjusted net income and adjusted earnings per share - basic
Adjusted net income and adjusted earnings per share – basic are non-IFRS measures that do not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. The Company defines adjusted net income as net income (loss) adjusted for non-recurring and significant recurring non-cash items. The Company defines adjusted earnings per share – basic as adjusted net income divided by the basic weighted number of common shares outstanding.
Management believes that the presentation of adjusted net income and adjusted earnings per share - basic is appropriate to provide additional information to investors regarding items that we do not expect to continue at the same level in the future or that management does not believe to be a reflection of the Company's ongoing operating performance. Management further believes that its presentation of these non-IFRS financial measures provide information that is useful to investors because they are important indicators of the strength of our operations and the performance of our core business. Accordingly, it is intended to provide additional information and should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently.

A reconciliation of net income to adjusted net income as extracted from the unaudited condensed interim consolidated financial statements is set out in the table below:

	Three months ended		Six months ended
	June 30,		June 30,
	2019	2018	2019	2018
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Consolidated net income for the period	41,322	21,333	67,845	78,761
Adjustments for non-recurring and significant recurring non-cash items:
Share-based payments	6,054	2,472	10,036	5,843
Impairment of long-lived assets	—	—	—	18,186
Write-down of mineral property interests	1,352	—	1,352	—
Unrealized gain on fair value of convertible notes	—	(878)	—	(12,092)
Unrealized losses (gains) on derivative instruments	4,613	(3,895)	(831)	(6,000)
Deferred income tax (recovery) expense	(971)	27,131	11,099	19,649

Adjusted net income for the period	52,370	46,163	89,501	104,347

Basic weighted average number of common shares outstanding (in thousands)	1,008,345	984,650	1,004,897	983,412

Adjusted net earnings per share–basic ($/share)	0.05	0.05	0.09	0.11

SUMMARY OF QUARTERLY RESULTS

	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
	2019	2019	2018	2018	2018	2018	2017	2017
Gold revenue ($ in thousands)	267,213	263,982	230,910	280,044	242,311	298,159	136,469	119,395

Net income (loss) for the period ($ in thousands)	41,322	26,523	(49,676)	16,036	21,333	57,428	34,466	12,393

Earnings (loss) per share (1) – basic ($)	0.04	0.02	(0.06)	0.01	0.02	0.06	0.03	0.01

Earnings (loss) per share (1) – diluted ($)	0.04	0.02	(0.06)	0.01	0.02	0.04	0.03	0.00

Cash flows from operating activities ($ in thousands)	92,816	86,419	74,145	143,235	86,211	147,276	25,606	41,772

Gold sold, excluding Fekola pre-commercial production results and discontinued operations (2) (ounces)	203,700	203,400	188,029	232,209	188,029	225,429	108,286	94,429

Average realized gold price (2)($/ ounce)	1,312	1,298	1,233	1,209	1,289	1,323	1,274	1,282

Gold produced, excluding Fekola pre-commercial production results and discontinued operations (2) (ounces)	208,890	200,542	201,601	206,947	207,576	206,788	138,072	101,708

Gold produced, total including Fekola pre-commercial production results and discontinued operations (ounces)	246,020	230,859	231,687	242,040	240,093	239,684	240,753	135,628

Cash operating costs (2)(3) ($/ gold ounce sold)	543	545	507	496	489	471	594	599

Total cash costs (2)(3) ($/ gold ounce sold)	624	629	590	571	573	552	649	652

All-in sustaining costs (2)(3) ($/ gold ounce sold)	914	848	812	717	758	719	1,007	979

Adjusted net income (2)(3) ($ in thousands)	52,370	37,671	13,610	44,941	46,344	57,341	5,704	13,887

Adjusted earnings per share (2)(3) – basic ($)	0.05	0.04	0.01	0.05	0.05	0.06	0.01	0.01
1.Attributable to the shareholders of the Company.
2.Starting December 1, 2017, the table includes results from the Fekola Mine which reached commercial production November 30, 2017.
3.Non-IFRS Measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.
The results in the quarters subsequent to the fourth quarter of 2017 reflect the impact of full production from the Fekola Mine, which achieved commercial production on November 30, 2017. Quarterly gold revenue in the first quarter of 2018 increased due to a full quarter of sales from the Fekola Mine, including sales of bullion held in inventory at December 31, 2017, as well as an increase in the average realized gold price. Quarterly gold revenue in the second quarter of 2018 decreased from the first quarter of 2018 due to lower ounces sold and a lower realized gold price. Quarterly gold revenue in the third quarter of 2018 increased from the second quarter of 2018 due to higher ounces sold offset by a lower realized gold price. Quarterly gold revenue in the fourth quarter of 2018 decreased from the third quarter of 2018 due to the timing of bullion shipments. Quarterly gold revenue in the first quarter of 2019 increased from the fourth quarter of 2018 due to the timing of bullion shipments and higher gold price realized. Net income in 2018 reflects the results of the low-cost Fekola production. The net loss in the fourth quarter of 2018 reflects an impairment loss of $34 million relating to La Libertad Mine and $9 million of mineral property interest write-downs.
Quarterly cash flows provided by operating activities starting in the first quarter of 2018 reflect the cash flows including commercial production from the Fekola Mine and the timing of gold sales.

SUMMARY AND OUTLOOK
The Company has recently commenced the mill expansion at the Fekola Mine, which is expected to be completed early in the fourth quarter of 2020 and to significantly increase annual gold production and enhance the Fekola Mine economics. In addition, infill drilling is ongoing on the Fekola north extension to convert inferred gold resources to indicated resources. Exploration in 2019 will continue to focus on drill testing Fekola, further to the north, where it remains open, the new Cardinal zone west of Fekola and underneath the Anaconda saprolite resource to the north. At the Gramalote project joint venture in Colombia (AngloGold Ashanti/B2Gold), the companies are reviewing budgets to complete significant resource infill drilling and advance permitting and feasibility work in 2019, and into 2020.
Looking forward through the balance of 2019 and beyond, B2Gold plans to continue to maximize cash flows and maintain a strong financial position by continuing the impressive operational and financial performance from our existing mines, continue to reduce overall debt levels, expand the Fekola Mine throughput and annual gold production, pursue additional internal growth through further exploration, development and expansion of existing projects, and pursuit of greenfield exploration projects alone or in joint ventures.
OUTSTANDING SHARE DATA
At August 6, 2019, 1,013,644,214 common shares were outstanding. In addition, there were approximately 49 million stock options outstanding with exercise prices ranging between Cdn.$1.12 to Cdn.$4.05 per share and approximately 4.4 million RSUs outstanding.

CAUTION ON FORWARD-LOOKING INFORMATION

Production results and production guidance presented in this MD&A reflect the total production at the mines B2Gold operates on a 100% basis. Please see in conjunction our Annual Information Form, dated March 19, 2019 for a discussion of our ownership interest in the mines B2Gold operates.

This MD&A includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation, including: projections; outlook; guidance; forecasts; estimates; and other statements regarding future or estimated financial and operational performance events, gold production and sales, revenues and cash flows, capital and operating costs, including projected cash operating costs and all-in sustaining costs, and budgets; statements regarding future or estimated mine life, metal price assumptions, ore grades and sources, stripping ratios, throughput, ore processing; statements regarding anticipated exploration, drilling, development, construction, permitting and other activities or achievements of B2Gold; and including, without limitation: B2Gold remaining well positioned for continued strong operational and financial performance for the full-year of 2019; projected consolidated gold production of between 935,000 and 975,000 ounces in 2019; the potential entering into a definitive agreement by B2Gold and Calibre in respect of the proposed sale of the Nicaraguan Assets to Calibre or the expected timing for the completion of the transaction; the closing of the concurrent private placement by Calibre; B2Gold’s future equity interest in Calibre; B2Gold’s future involvement with the Nicaraguan operations; B2Gold’s anticipated participation in an Advisory Board to the main board of Calibre; the scheduled timing of settlements related to the entering into of additional forward contracts and additional collar contracts in respect of gas oil and interest swaps; the results of the Fekola PEA; the Fekola expansion being expected to increase life-of-mine to 2030 and project pre-tax net present value, increase processing throughput and produce more gold over a longer life with higher average gold production, revenues and cash flows than the previous life-of-mine and the timing of such expansion, including the anticipated timing and completion date for the construction of the processing upgrade and for the engineering and design activities; the anticipated cost and timing for the addition of a solar plant to the Fekola Mine; the anticipated timing for the completion of an updated design pit and an updated life-of-mine plan for the Fekola Mine; the anticipated timing for the start of production from the Jabali Antenna Pit; production at the Masbate Mine being projected to average approximately 200,000 ounces per year during the mining phase and above 100,000 ounces per year when the low-grade stockpiles are processed at the end of the open-pit mine life; the anticipated timing for the issuance of a permit for the Montana Pit Extension at the Masbate Mine; higher-grade zone of the Otjikoto Pit being forecast to be processed in the third quarter of 2019; high-grade ore production from Phase 2 of the Wolfshag Pit being scheduled to begin in late 2019; B2Gold’s consolidated gold production and the gold production at each of the Fekola Mine, La Libertad, Otjikoto Mine and El Limon being weighted in the second-half of 2019; B2Gold’s forecast that it will meet the low end of the Company’s consolidated production guidance ranges for 2019 and that it will meet the Company’s 2019 consolidated cash cost and all-in sustaining guidance ranges; drilling and advance permitting and feasibility work to be completed at Gramalote in 2019; anticipated outcome of the ongoing tax assessment by the Colombian Tax Office (DIAN) in respect of the Gramalote property; estimated total cash income tax payments for 2019 being approximately $120 million; plans for exploration in 2019, the potential results of such exploration and the expected budgets, methods, targets and locations of such exploration; and B2Gold remaining focused on reducing debt, expanding the Fekola Mine and annual production, advancing development and exploration projects and evaluate exploration opportunities. Estimates of mineral resources and reserves are also forward-looking statements because they constitute projections regarding the amount of minerals that may be encountered in the future and/or the anticipated economics of production, should a production decision be made. All statements in this MD&A that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as “expect”, “plan”, “anticipate”, “project”, “target”,

“potential”, “schedule”, “forecast”, “budget”, “estimate”, “intend” or “believe” and similar expressions or their negative connotations, or that events or conditions “will”, “would”, “may”, “could”, “should” or “might” occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.
Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold’s control, including risks associated with or related to: the completion of satisfactory due diligence by Calibre; the successful negotiation and execution of a definitive agreement by B2Gold and Calibre; all requisite regulatory, third party and/or shareholder approval will be obtained from all applicable parties and all other conditions to the completion of the sale of the Nicaraguan Assets to Calibre will be satisfied or waived; the volatility of metal prices and B2Gold’s common shares; changes in tax laws; the dangers inherent in exploration, development and mining activities; the uncertainty of reserve and resource estimates; not achieving production, cost or other estimates; actual production, development plans and costs differing materially from the estimates in B2Gold’s feasibility studies; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; the current ongoing instability in Nicaragua and the ramifications thereof; environmental regulations or hazards and compliance with complex regulations associated with mining activities; climate change and climate change regulations; the ability to replace mineral reserves and identify acquisition opportunities; the unknown liabilities of companies acquired by B2Gold; the ability to successfully integrate new acquisitions; fluctuations in exchange rates; the availability of financing; financing and debt activities, including potential restrictions imposed on B2Gold’s operations as a result thereof and the ability to generate sufficient cash flows; operations in foreign and developing countries and the compliance with foreign laws, including those associated with operations in Mali, Namibia, the Philippines, Nicaragua and Burkina Faso and including risks related to changes in foreign laws and changing policies related to mining and local ownership requirements or resource nationalization generally; remote operations and the availability of adequate infrastructure; fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks, including local instability or acts of terrorism and the effects thereof; the reliance upon contractors, third parties and joint venture partners; the lack of sole decision-making authority related to Filminera Resources Corporation, which owns the Masbate Project; challenges to title or surface rights; the dependence on key personnel and the ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; community support for B2Gold’s operations, including risks related to strikes and the halting of such operations from time to time; conflicts with small scale miners; failures of information systems or information security threats; the final outcome of the audit by the Philippines Department of Environment and Natural Resources in relation to the Masbate Project; the ability to maintain adequate internal controls over financial reporting as required by law, including Section 404 of the Sarbanes-Oxley Act; compliance with anti-corruption laws and sanctions or other similar measures; social media and B2Gold's reputation; as well as other factors identified and as described in more detail under the heading “Risk Factors” in B2Gold’s most recent Annual Information Form, B2Gold’s current Form 40-F Annual Report and B2Gold’s other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the “SEC”), which may be viewed at www.sedar.com and www.sec.gov, respectively (the “Websites”). The list is not exhaustive of the factors that may affect B2Gold’s forward-looking statements.

B2Gold’s forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to B2Gold’s ability to carry on current and future operations, including: development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; B2Gold’s ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

B2Gold’s forward-looking statements are based on the opinions and estimates of management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. B2Gold does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

CAUTIONARY STATEMENT REGARDING MINERAL RESERVE AND RESOURCE ESTIMATES

The disclosure in this MD&A was prepared in accordance with Canadian National Instrument 43-101 (“NI 43-101”), which differs significantly from the current requirements of the SEC set out in Industry Guide 7. Accordingly, such disclosure may not be comparable to similar information made public by companies that report in accordance with Industry Guide 7. In particular, this MD&A may refer to “mineral resources,” "indicated mineral resources" or “inferred mineral resources”. While these categories of mineralization are recognized and required by Canadian securities laws, they are not recognized by Industry Guide 7 and are not normally permitted to be disclosed in SEC filings by U.S. companies. U.S. investors are cautioned not to assume that any part of a “mineral resource,” "indicated mineral resource" or “inferred mineral resource” will ever be converted into a “reserve.” In addition, “reserves” reported by the Company under Canadian standards may not qualify as reserves under Industry Guide 7. Under Industry Guide 7, mineralization may not be classified as a “reserve” unless the mineralization can be economically and legally extracted or produced at the time the “reserve” determination is made. Accordingly, information contained or referenced in this MD&A containing descriptions of the Company’s mineral deposits may not be compatible to similar information made public by U.S. companies subject to the reporting and disclosure requirements of Industry Guide 7. “Inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Further, while NI 43-101 permits companies to disclose economic projections contained in preliminary economic assessments and pre-feasibility studies, which are not based on "reserves", U.S. companies have not generally been permitted to disclose economic projections for a mineral property in their SEC filings prior to the establishment of "reserves." Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian reporting standards; however, Industry Guide 7 normally only permits issuers to report mineralization that does not constitute “reserves” by Industry Guide 7 standards as in-place tonnage and grade without reference to unit measures. Historical results or feasibility models presented herein are not guarantees or expectations of future performance.

QUALIFIED PERSONS

Peter Montano, Project Director, a qualified person under NI 43-101, has approved the disclosure of all other scientific and technical information related to operation matters contained in this MD&A. Tom Garagan, Senior Vice President of Exploration, a qualified person under NI 43-101, has approved the scientific and technical information regarding exploration matters contained in this MD&A. John Rajala, Vice President of Metallurgy at B2Gold, a qualified person under NI 43-101, has approved the scientific and technical information regarding engineering matters related to Fekola development contained in this MD&A.